Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

by and among

NISOURCE INC.,

BAY STATE GAS COMPANY

and

UNITIL CORPORATION

Dated as of February 15, 2008

TABLE OF CONTENTS

i

INDEX OF DEFINED TERMS

Term	Page
Accounting Principles	2
Affiliate Contracts	18
Affiliate(s)	8
Agreement	1
Arbitrator	4
Bankruptcy and Equity Exception	7
Benefit Plan	10
Business Day	1
Closing	1
Closing Date	1
Closing Net Working Capital	2
COBRA	28
Code	10
Commitment Letter	21
Companies	1
Company Budget	17
Company Employees	26
Company Material Adverse Effect	6
Company Non-Union Employee	28
Company Shares	1
Company Union Employee	28
Confidentiality Agreement	46
Contract	8
Controlling Party	36
Employee List	26
Encumbrances	8
Environmental Law	12
Environmental Permits	12
ERISA	10
ERISA Affiliate	10
Estimated Net Working Capital	2
Estimated Net Working Capital Statement	3
Exchange Act	8
Excluded Taxes	36
FERC	8
Final Order	38
Final Statement	3
Financial Statements	8
G Company	1
G Company Shares	1
Governmental Entity	8
Hazardous Substance	12
Hedging Guidelines	19
HSR Act	8
Income Tax	37
Indemnified Party	41
Indemnifying Party	41

Initial Purchase Price	1
Intellectual Property Rights	15
IRS	10
IT Assets	16
Labor Agreements	15
Laws	8
Leased Real Property	19
Losses	40
MPUC	8
N Company	1
N Company Shares	1
Net Position	19
Net Working Capital	2
Net Working Capital Adjustment	2
NHPUC	8
Non-Controlling Party	37
Notice of Disagreement	4
Order	38
Ordinary Course of Business	9
Owned Real Property	18
Packaging	30
Parties	1
Party	1
PBGC	10
Pension Trust Transfer Date	29
Permits	11
Permitted Encumbrances	18
Person	47
Policies	16
Post-Closing Period	37
PPA	11
Pre-Closing Period	37
Preliminary Statement	3
Purchase Price	1
Purchaser	1
Purchaser Disclosure Schedule	20
Purchaser Indemnified Parties	40
Purchaser Material Adverse Effect	20
Purchaser Non-Union Pension Plan	28
Purchaser Plans	26
Purchaser Required Statutory Approvals	20
Purchaser Union Pension Plan	28
Purchaser’s DC Plan	27
Representatives	3
Retained IP	30
Section 338(h)(10) Election	34
Section 4044 Amount	29
Securities Act	21
Seller	1
Seller Consolidated Group	13
Seller Disclosure Schedule	6

v

Seller Indemnified Parties	40
Seller Parent	1
Seller Pension Plans	10
Seller Required Statutory Approvals	8
Seller Tax Returns	33
Seller’s DC Plan	27
Sellers	1
Straddle Period	37
Straddle Period Tax Return	37
Subsequent Loss	34
Tax Claim	37
Tax Proceeding	35
Tax Return	37
Taxes	13
Termination Date	43
Third-Party Claims	41
Transition Coordinator	25
Transition Services Agreement	25
Welfare Plans	27

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (hereinafter called this “Agreement”), dated as of February 15, 2008, by and among NiSource Inc., a Delaware corporation (“Seller Parent”), Bay State Gas Company, a Massachusetts corporation (“Seller” and together with Seller Parent, the “Sellers”)), and Unitil Corporation, a New Hampshire corporation, (“Purchaser”). Seller Parent, Seller and Purchaser are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Seller is the owner of all of the outstanding shares of common stock, $10 par value (the “N Company Shares”) of Northern Utilities, Inc., a New Hampshire corporation (the “N Company”), and Seller Parent is the owner of all of the outstanding shares of common stock, $1.00 par value (the “G Company Shares” and together with the N Company Shares the “Company Shares”) of Granite State Gas Transmission, Inc., a New Hampshire corporation (the “G Company” and together with the N Company, the “Companies”); and

WHEREAS, on the terms and subject to the conditions set forth herein, the Sellers desire to sell to Purchaser, and Purchaser desires to purchase from the Sellers, the Company Shares.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.1 Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, as provided in Section 1.3, (a) Seller shall sell, assign, transfer and deliver to Purchaser, and Purchaser shall purchase from Seller, the N Company Shares, and (b) Seller Parent shall sell, assign, transfer and deliver to Purchaser, and Purchaser shall purchase from Seller Parent, the G Company Shares

Section 1.2 Purchase Price. The aggregate purchase price for the Company Shares shall be one hundred and sixty million dollars ($160,000,000) (the “Initial Purchase Price”), subject to adjustment as provided in Sections 1.4 and 1.5 (the Initial Purchase Price, as so adjusted, being the “Purchase Price”), and shall be payable as set forth in Sections 1.4 and 1.5, net of any Income Taxes that the Purchaser is required to withhold pursuant to applicable Law.

Section 1.3 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place (i) at the offices of Schiff Hardin LLP, 6600 Sears Tower, Chicago, Illinois on the fifth Business Day after the last of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (ii) at such other place and time and/or on such other date as Seller and Purchaser may agree in writing (the “Closing Date”). As used in this Agreement, the term “Business Day” shall mean any day other than a Saturday, Sunday or a day on which banks in New York City are authorized or obligated by law or executive order to close.

Section 1.4 Closing Deliveries. At or prior to the Closing,

(a) Purchaser shall (i) pay to Seller an amount equal to the Initial Purchase Price, plus the Estimated Net Working Capital, if the Estimated Net Working Capital is a positive number, or minus the Estimated Net Working Capital, if the Estimated Net Working Capital is a negative number, which amount shall be paid by wire transfer of immediately available funds to the account designated by Seller on or before the second Business Day prior to the Closing Date, and (ii) deliver to the Sellers the documents, instruments and writings specified in Article VI hereof and such other documents, instruments and writings as may be reasonably requested by the Sellers at or prior to the Closing pursuant to this Agreement; and

(b) the Sellers shall deliver or cause to be delivered to Purchaser the documents, instruments and writings specified in Article VI hereof and such other documents, instruments and writings as may be reasonably requested by Purchaser at or prior to the Closing pursuant to this Agreement.

Section 1.5 Net Working Capital.

(a) Adjustment to Purchase Price.

(i) Definitions. For purposes of this Agreement:

(A) “Accounting Principles” means generally accepted accounting principles in the United States as promulgated from time to time, applied on a basis consistent with past practices, except as otherwise provided for in Exhibit A.

(B) “Closing Net Working Capital” means the Net Working Capital as of the close of business on the Closing Date.

(C) “Estimated Net Working Capital” means the estimate by Seller of the Net Working Capital, as prepared by Seller pursuant to Section 1.5(a)(ii)(A) and set forth in the Estimated Net Working Capital Statement.

(D) “Net Working Capital” means (1) the sum of the total current assets of the Companies (including cash and marketable securities, and excluding all Income Tax refunds, any assets relating to any Income Tax benefit expected to be obtained from the use of Income Tax attributes of the Companies and any amounts that are paid by the Companies on the Closing Date pursuant to a Tax sharing agreement prior to the termination of such agreement at the Closing) as of the applicable date minus (2) the sum of the total current liabilities of the Companies (excluding deferred Income Tax liabilities and any Income Tax liabilities) as of the applicable date, in each case, calculated in accordance with the Accounting Principles.

(E) “Net Working Capital Adjustment” means the amount by which the Closing Net Working Capital is greater than or less than, as the case may be, the Estimated Net Working Capital. For the avoidance of doubt, the Net Working Capital Adjustment shall be positive if the Closing Net Working Capital is greater than the Estimated Net Working Capital and negative if it is less than the Estimated Net Working Capital.

(ii) Preparation of the Preliminary Statement.

(A) Seller shall prepare and deliver to Purchaser, no more than ten days prior to the expected Closing Date, a certificate executed by Seller setting forth in reasonable detail Seller’s calculation, and the amount, of the Estimated Net Working Capital as of the last day of the month immediately preceding the Closing Date, provided that, if the expected Closing Date is within the first ten days of any given month, the Estimated Net Working Capital will be calculated as of the last day of the second month preceding the Closing Date (the “Estimated Net Working Capital Statement”). The Estimated Net Working Capital included in the Estimated Net Working Capital Statement shall be calculated in accordance with Section 1.5(a)(i)(D) and with the Accounting Principles. The Estimated Net Working Capital Statement shall include a detailed listing of the items and amounts included in the calculation of the Estimated Net Working Capital, and shall be prepared by Seller in good faith and in accordance with this Agreement and the books and records of the Companies, and shall include a certification that it was prepared in accordance with this Section 1.5(a)(ii), and that the Estimated Net Working Capital included therein was calculated in accordance with the Accounting Principles.

(B) Within 50 days after the Closing Date, Purchaser will prepare and deliver to Seller a preliminary statement (the “Preliminary Statement”) setting forth in reasonable detail Purchaser’s calculation of the Net Working Capital Adjustment, which shall include a detailed listing of the items and amounts of the Closing Net Working Capital included in the calculation of the Net Working Capital Adjustment. The Closing Net Working Capital shall be calculated in accordance with Section 1.5(a)(i)(D) and the Accounting Principles. The Preliminary Statement shall be prepared by Purchaser in good faith and in accordance with this Agreement and the books and records of the Companies, and shall be accompanied by a certificate of an officer of Purchaser stating that the Preliminary Statement was prepared in accordance with this Section 1.5(a)(ii), and that the Closing Net Working Capital included therein was calculated in accordance with the Accounting Principles. The Preliminary Statement as finally modified pursuant to clauses (iii) through (v) of this Section 1.5(a) to become the final statement of the Net Working Capital Adjustment is referred to herein as the “Final Statement”. All disputes with respect to the Preliminary Statement and the Final Statement will be resolved in accordance with clauses (iii) through (v) of this Section 1.5(a). In the event of a conflict between any calculation of the Closing Net Working Capital in accordance with the books and records of the Companies and a calculation of the Net Working Capital in accordance with the Accounting Principles, the Accounting Principles shall control.

(iii) Review of Preliminary Statement.

(A) Seller will have 50 days following Purchaser’s delivery of the Preliminary Statement to Seller to review and respond to the Preliminary Statement, during which period Purchaser will grant Seller and its accountants, counsel, consultants, advisors and agents (collectively, “Representatives”) reasonable access during normal business hours to the books and records of the Companies, Purchaser’s personnel, the employees of the Companies and the work papers prepared by Purchaser’s independent accountants (subject to compliance with Purchaser’s independent accountants’ customer procedures for release) with respect to the Preliminary Statement.

(B) Unless Seller has delivered to Purchaser a written letter of its disagreement with the Preliminary Statement (the “Notice of Disagreement”) on or prior to the 50th day following Purchaser’s delivery of the Preliminary Statement to Seller, the Preliminary Statement will become the Final Statement on the 51st day following Purchaser’s delivery of the Preliminary Statement to Seller. The Notice of Disagreement, if any, shall set forth in reasonable detail each proposed adjustment to the Preliminary Statement and the basis for such adjustment.

(C) If the Notice of Disagreement is delivered in accordance with Section 1.5(a)(iii)(B), then: (1) any amount set forth in the Preliminary Statement as to which Seller has not objected in the Notice of Disagreement in accordance with Section 1.5(a)(iii)(B) will be deemed to be accepted and will become part of the Final Statement; and (2) the Preliminary Statement shall become the Final Statement on the earlier of (x) the date that Seller and Purchaser resolve in writing all remaining disputed matters specified in the Notice of Disagreement or (y) the date that the Arbitrator delivers to Seller and Purchaser a copy of the Final Statement and the Net Working Capital Adjustment pursuant to Section 1.5(a)(v)(D).

(iv) Meeting to Resolve Proposed Adjustments. As soon as reasonably practicable, but in no event later than 10 days, after Seller’s delivery of the Notice of Disagreement, Purchaser and Seller will meet and endeavor to resolve the unaccepted adjustments in the Notice of Disagreement. If Purchaser and Seller reach agreement in writing on such adjustments, the Final Statement will be the Preliminary Statement modified to reflect the adjustments accepted pursuant to Section 1.5(a)(iii)(C)(1) and those otherwise agreed to in writing by the Parties pursuant to this Section 1.5(a)(iv).

(v) Resolution by Arbitration.

(A) If Purchaser and Seller do not resolve to their mutual satisfaction all disputed adjustments in the Notice of Disagreement within 15 days following the meeting provided for in Section 1.5(a)(iv), any remaining disputed adjustments that were included in the Notice of Disagreement will be brought before Pricewaterhouse Coopers (or, if such accounting firm shall decline to act or is not, at the time of submission thereto, independent of Purchaser, Seller or the Companies, to another independent accounting firm of national reputation mutually acceptable to and independent of Purchaser and Seller) (either Pricewaterhouse Coopers or such other accounting firm being the “Arbitrator”) for resolution in accordance with the following provisions of this Section 1.5(a)(v). None of Purchaser, Seller or the Companies (1) has, in the three-year period prior to the date of this Agreement, engaged the Arbitrator to perform any services in excess of $100,000 in any 12-month period for any such Person, or (2) will engage the Arbitrator to perform any service for such Person prior to the finalization of the Final Statement pursuant to this Section 1.5(a).

(B) On or prior to the 20th day following the meeting provided for in Section 1.5(a)(iv), Purchaser will furnish the Arbitrator with a copy of this

Agreement, the Preliminary Statement, the Notice of Disagreement and any other relevant correspondence between the Parties. Purchaser and Seller will also give the Arbitrator: (1) position papers outlining such Party’s respective arguments and supporting documentation for such Party’s position; provided, however, that Purchaser’s positions, arguments and computations must be consistent in all material respects with those set forth in the Preliminary Statement or agreed to with Seller pursuant to Section 1.5(a)(iv) above (and the Arbitrator will not consider any that are inconsistent), and Seller’s positions, arguments and computations must be consistent in all material respect with those set forth in the Notice of Disagreement or agreed to with Purchaser pursuant to Section 1.5(a)(iv) above (and the Arbitrator will not consider any that are inconsistent); and (2) access to the books and records of the Companies, including any work papers or other schedules prepared by such Party’s accountants (subject to compliance with such Party’s accountants’ customary procedures for release) relating to the preparation of the Preliminary Statement and the Notice of Disagreement.

(C) The Arbitrator’s engagement will be limited to (1) reviewing the Preliminary Statement and the amounts placed in dispute by the Notice of Disagreement pursuant to Section 1.5(a)(iii)(B); (2) determining (x) whether Purchaser’s proposed amount for each individual item in the Preliminary Statement or Seller’s proposed adjustment thereto in the Notice of Disagreement is calculated more nearly in accordance with Section 1.5(a)(ii), and (y) whether there were mathematical errors in the Preliminary Statement; (3) preparing the Final Statement, which will include (x) those amounts in the Preliminary Statement accepted by Seller pursuant to Section 1.5(a)(iii)(C)(1), (y) those adjustments otherwise agreed to in writing by Purchaser and Seller pursuant to Section 1.5(a)(iv) and (z) those amounts determined by the Arbitrator to be calculated more nearly in accordance with Section 1.5(a)(ii); and (4) calculating the Net Working Capital Adjustment. The fees and expenses of the Arbitrator shall be borne by Purchaser and Seller in inverse proportion as they may prevail on matters resolved by the Arbitrator, which proportionate allocations shall also be determined by the Arbitrator at the time the determination of the Arbitrator is rendered on the Final Statement and the Net Working Capital Adjustment.

(D) The Parties will instruct the Arbitrator to (1) complete its preparation of the Final Statement and the Net Working Capital Adjustment within 20 days from the date of submission of the disputed adjustments to the Arbitrator pursuant to Section 1.5(a)(v)(B), and (2) deliver promptly thereafter a copy of the Final Statement and the Net Working Capital Adjustment to Purchaser and Seller together with a report setting forth each disputed adjustment and the Arbitrator’s determination with respect thereto. The Arbitrator’s determination will be conclusive and binding upon the Parties and may be entered and enforced in any court of competent jurisdiction.

(vi) Payment of Adjustments.

(A) If the Net Working Capital Adjustment finally determined in accordance with this Section 1.5(a) is positive, Purchaser will deliver to Seller within five Business Days following the date on which the Preliminary Statement becomes the Final Statement (as determined in accordance with this Section

1.5(a)) an amount of cash equal to the excess of the Closing Net Working Capital over the Estimated Net Working Capital, in immediately available funds by wire transfer pursuant to instructions provided in writing by Seller.

(B) If the Net Working Capital Adjustment finally determined in accordance with this Section 1.5(a) is negative, Seller will deliver to Purchaser within five Business Days following the date on which the Preliminary Statement becomes the Final Statement (as determined in accordance with this Section 1.5(a)) an amount of cash equal to the excess of the Estimated Net Working Capital over the Closing Net Working Capital, in immediately available funds by wire transfer pursuant to instructions provided in writing by Purchaser.

(C) All payments made pursuant to this Section 1.5(a)(vi) shall be made with interest from the Closing Date calculated at the U.S. Prime Rate as published in the “Money Rates” section of The Wall Street Journal on the Closing Date.

For the avoidance of doubt, for purposes of this Agreement, a smaller negative integer (i.e., closer to zero) is always “greater than” a larger negative integer (i.e., further from zero). For example, -2 is greater than -10.

(b) No Right of Offset. Except as expressly provided above in this Section 1.5, no Party may offset any amounts due to any other Party under this Section 1.5 against any amounts due to such first Party under this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the disclosure schedule, dated the date hereof, delivered to Purchaser by Seller on or prior to entering into this Agreement (the “Seller Disclosure Schedule”), the Sellers hereby represent and warrant to Purchaser as follows:

Section 2.1 Organization, Good Standing and Qualification.

(a) Each of the Companies is a corporation duly organized, validly existing and in good standing under the laws of New Hampshire and has all necessary corporate power and authority to own, lease and operate its properties and to carry on its business as currently being conducted. Each Company is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. Seller has made available to Purchaser a complete and correct copy of each Company’s articles of incorporation and bylaws, each as amended to date.

(b) As used in this Agreement, the term “Company Material Adverse Effect” means any change, effect, event or occurrence that is materially adverse to, or has a materially adverse effect on, the business, assets, financial condition or results of operations of the Companies, taken as a whole, or any effect which prevents, materially delays or materially impairs the ability of the Sellers to consummate the transactions contemplated by, or perform their obligations under, this Agreement, excluding any such change, effect, event or occurrence resulting from (A) general economic, financial, regulatory, meteorological or market conditions, (B) conditions or circumstances generally affecting the industries in which the Companies operate (except to the extent that such changes or developments have had a materially disproportionate effect on the Companies as compared to other Persons in such industries); (C) acts of war (whether or not declared), sabotage or terrorism, military actions or the escalation thereof or other force majeure events occurring after the date hereof; (D) the announcement of the transactions contemplated herein or in any other agreement or document executed and delivered in connection with this Agreement; (E) changes in markets for commodities or supplies used by the Companies (except to the extent that such changes have had a disproportionate effect on the Companies as compared to other Persons in the industry which the Companies operate) or (F) any changes in applicable Law or accounting rules.

Section 2.2 Capital Structure.

(a) The authorized capital stock of the N Company consists of 200 N Company Shares, of which 100 N Company Shares are issued and outstanding. The authorized capital stock of the G Company consists of 50,000 G Company Shares, of which 29,900 G Company Shares are outstanding. All of the issued and outstanding Company Shares have been duly authorized and are validly issued, fully paid and nonassessable. Seller is the exclusive owner of, and has good and valid title to, the issued and outstanding N Company Shares, free and clear of any lien, pledge, security interest, claim (including pursuant to any preemptive rights), option, right of first refusal, voting agreement, contractual transfer restriction or other encumbrance. Seller Parent is the exclusive owner of, and has good and valid title to, the issued and outstanding G Company Shares, free and clear of any lien, pledge, security interest, claim (including pursuant to any preemptive rights), option, right of first refusal, voting agreement, contractual transfer restriction or other encumbrance.

(b) There are no preemptive or other outstanding options, warrants, conversion rights, stock appreciation rights, agreements, arrangements, calls, commitments or other rights of any kind that obligate either Company to issue or sell any shares of capital stock or other securities of such Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of such Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding obligations of either Company to repurchase, redeem or otherwise acquire any shares of capital stock of such Company. Neither Company has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of such Company on any matter.

(c) Neither Company owns, directly or indirectly, any capital stock, partnership, membership, joint venture or other ownership or equity interest in any Person.

(d) Neither Company is a party to any voting agreement with respect to the voting of any shares of capital stock or other voting securities or equity interests of such Company.

Section 2.3 Authorization, Validity and Execution. Each of the Sellers has all necessary corporate power and authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. Assuming the due authorization, execution and delivery of this Agreement by Purchaser, this Agreement is a valid and binding agreement of each Seller enforceable against such Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of Seller, by Seller, in its capacity as the holder of all of the outstanding N Company Shares, and by Seller Parent, in its capacity as the holder of all the outstanding G Company Shares, and no other corporate actions on the part of either Seller, either Company or any of the Sellers’ other Affiliates are necessary to authorize this Agreement and the transactions contemplated hereby. For purposes of this Agreement, “Affiliate(s)” shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

Section 2.4 Governmental Filings; No Violations.

(a) Other than the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices (i) made in compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) that may be required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iii) with, to or of federal, state or local regulatory bodies pursuant to Environmental Laws, and (iv) with, to or of the Maine Public Utilities Commission (the “MPUC”) and the New Hampshire Public Utilities Commission (the “NHPUC”) (collectively, the “Seller Required Statutory Approvals”), no notices, reports or other filings are required to be made by either Seller or their Affiliates with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by either Seller or their Affiliates from, any governmental or regulatory authority, agency, commission, body or other governmental entity including any stock exchange (each a “Governmental Entity”), in connection with the execution and delivery of this Agreement by the Sellers and the consummation of the transactions contemplated hereby, except those that the failure to make or obtain would not reasonably be expected to have a Company Material Adverse Effect.

(b) Subject to the filings, registrations, consents, approvals, permits, authorizations and/or notices referred to in Section 2.4(a), the Sellers’ execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute or result in (i) a breach or violation of any provisions of the certificate of incorporation or bylaws of Seller Parent, the articles of organization or bylaws of Seller or the articles of incorporation or bylaws of either Company, (ii) a breach or violation of any law, statute, ordinance, code, rule, regulation, order, decree or notice (collectively “Laws”) of any Governmental Entity by which either Company is bound or (iii) a breach or violation of, or a default under, the acceleration of any obligations under, or the creation of an options, pledges, security interests, liens, mortgages, charges, claims or other restrictions (“Encumbrances”) on the assets of either Company (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, franchise, permit, concession, arrangement or other obligation (each, a “Contract”) binding upon such Company, except, in the case of clauses (ii) and (iii) above, for any breach, violation, default, acceleration or creation that would not reasonably be expected to have a Company Material Adverse Effect.

Section 2.5 Financial Statements.

(a) The financial statements of the N Company as of and for the year ended December 31, 2006 that are included in the annual report filed with the MPUC, and the financial statements of the G Company as of and for the year ended December 31, 2006 that are included in the annual report filed with the Federal Energy Regulatory Commission (the “FERC”), were each prepared in all material respects in accordance with all applicable regulatory accounting procedures and present fairly, in all material respects, the financial condition of the applicable Company and results of operations of the applicable Company as of the dates and periods specified therein. Section 2.5(a) of the Seller Disclosure Schedule sets forth the unaudited balance sheets of each Company as of December 31, 2007 and December 31, 2006 and the unaudited statements of income and cash flows of each Company for the years ended December 31, 2007 and December 31, 2006 (the “Financial Statements”). The Financial Statements have been prepared in accordance with the Accounting Principles consistently applied throughout the periods presented (except for the absence of footnotes thereto), and fairly present in all material respects the financial position of the Companies as of the date thereof and the results of operations of the Companies for the periods covered thereby.

(b) When delivered by Seller pursuant to Section 4.13 hereof, the audited financial statements of each Company described in Section 4.13 shall have been prepared in accordance with the Accounting Principles, and shall fairly present, in all material respects, the financial position and results of operations of such Company as of and for the periods covered thereby.

(c) Neither Company has any material liabilities or obligations, whether known, unknown, accrued, contingent or otherwise, except (i) as set forth in the Seller Disclosure Schedule, (ii) as and to the extent reflected on, disclosed in, or reserved against in the unaudited balance sheets of the Companies as of December 31, 2007 and the unaudited statements of income and cash flows of the Companies for the year ended December 31, 2007, and (iii) for liabilities or obligations that were incurred after December 31, 2007 in the ordinary course of business consistent with past practice that have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) The N Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with its management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with the Accounting Principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since December 31, 2004, except as set forth in Section 2.5(d) of the Seller Disclosure Schedule, neither the Seller nor the N Company has received any oral or written notification of a (x) “reportable condition,” (y) “significant deficiency” or (z) “material weakness” in its internal controls. The terms “reportable condition,” “significant deficiency” and “material weakness” shall have the meanings assigned to them in AU Section 325, “Communicating Internal Control Related Matters Identified in an Audit,” and Public Company Accounting Oversight Board Auditing Standard No. 2, “An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements,” as appropriate.

Section 2.6 Absence of Certain Changes. Except in connection with the transactions contemplated hereby or as set forth on Section 2.6 of the Seller Disclosure Schedule, since December 31, 2007 (a) each Company has conducted its business in the ordinary course of business, consistent with past practice (the “Ordinary Course of Business”), (b) neither of the Sellers nor either Company has taken, committed to take or permitted to occur any of the events specified in Section 4.1(c), there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by either Company, that is not fully covered by insurance and (d) there has been no event, occurrence or development which has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 2.7 Litigation and Liabilities. There is no action, suit or proceeding at law or in equity pending against either Company or its respective assets or properties, or to the knowledge of the Sellers, threatened, which (a) relates to or involves uninsured amounts of more than $750,000, (b) would, if decided adversely to either Seller or either Company, prohibit the transactions contemplated by this Agreement or (c) is reasonably likely to have a Company Material Adverse Effect. To the knowledge of the Sellers, (x) neither Company has been permanently or temporarily enjoined or barred by order, judgment or decree of or agreement with any Governmental Entity from engaging in or continuing any conduct or practice in connection with its business, and (y) there is no outstanding order, judgment, ruling, injunction or decree requiring either Company to take, or refrain from taking, action with respect to its business.

Section 2.8 Employee Benefits.

(a) Section 2.8(a) of the Seller Disclosure Schedule identifies each bonus, incentive, deferred compensation, severance, employment, retention, change in control, disability, medical, dental, vision, vacation, pension, profit-sharing, retirement, stock purchase, stock option, fringe benefit or other compensation or benefit plan, agreement, arrangement or practice, or any other “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) maintained, contributed to or sponsored by either Company, either Seller or their Affiliates (i) in which any present or former employee, consultant or director of the Companies participates, (ii) under which any such Person has accrued and remains entitled to any benefits or (iii) with respect to which either Company has or could have any liability (each, a “Benefit Plan”).

(b) With respect to each Benefit Plan, Seller has provided or made available to Purchaser a current, accurate and complete copy of (i) such Benefit Plan, if written, or a description of such Benefit Plan if not written and (ii) to the extent applicable, with respect to each Benefit Plan, (A) any related trust agreement or other funding instrument; (B) the most recent determination letter received from the Internal Revenue Service (the “IRS”); (C) all material written communications received from the IRS, the Pension Benefit Guaranty Corporation (the “PBGC”) or the Department of Labor or other applicable governmental agency within the last three (3) years; (D) all amendments to such Benefit Plan; (E) the most recent summary plan description and any summaries of material modification; and (F) the most recent (1) Form 5500 with all attachments schedules thereto, (2) interim financial statements, (3) audited financial statements and (4) actuarial valuation reports, if any.

(c) Except for those matters that would not have a Company Material Adverse Effect, each Benefit Plan, has been operated and administered in all respects in compliance with its terms and all applicable Laws, including ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), and to the knowledge of the Sellers, there are no pending or threatened claims with respect to any Benefit Plan except for ordinary and usual claims for benefits by participants and beneficiaries.

(d) No liability under Title IV of ERISA has been incurred by either Seller or any ERISA Affiliate that has not been satisfied in full when due, and no condition exists that presents a material risk to either Seller or any ERISA Affiliate of incurring a liability under Title IV of ERISA with respect to any Benefit Plan that is subject to Title IV of ERISA (collectively, the “Seller Pension Plans”). None of the Seller Pension Plans which are subject to the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA, nor any trust established thereunder, have incurred any “accumulated funding deficiency” (or “liquidity shortfall” (as those terms are defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived. Full payment has been made of all amounts that are required under the terms of each Seller Pension Plan to be paid as contributions with respect to all periods prior to, and including, the last day of the most recent fiscal year of such Seller Pension Plans ended on or before the date of this Agreement and all periods thereafter prior to the Closing Date. Except as disclosed on Section 2.8(d) of the Seller Disclosure Schedule, neither of the Sellers nor any other Person that, together with Sellers or any of their Affiliates, is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code (each, an “ERISA Affiliate”) maintains or contributes to any plan or arrangement that is a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA. The Companies will have no liability with respect to any multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA as of the Closing Date).

(e) Each Benefit Plan, that is intended to be “qualified” within the meaning of Section 401(a) of the Code has been the subject of a favorable determination letter from the IRS to the effect that such Benefit Plan is qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the knowledge of the Sellers, has revocation been threatened.

(f) None of the Sellers, either Company, any Benefit Plan or any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) have engaged in a transaction with respect to any Benefit Plan that could subject either Company to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA. Neither of the Sellers nor either Company has incurred or reasonably expects to incur a tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA with respect to any Company Employees. Until the Closing Date, Seller shall continue to operate and fund the Seller Pension Plans in such a manner to ensure that the Adjusted Funding Target Attainment Percentage (as defined in the Pension Protection Act of 2006 (the “PPA”)) of each Seller Pension Plan does not cause the benefits under such plan to become restricted or limited under the provisions of the PPA.

(g) Except as provided in Section 4.5(c) of this Agreement, neither the execution of this Agreement nor the approval or consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent event) shall result in any payment, acceleration, vesting or increase in compensation or benefits under any Benefit Plans.

(h) The Benefit Plans that are maintained or sponsored by the Companies, if any, may be amended or terminated. Except as disclosed in Section 2.8(h) of the Seller Disclosure Schedule, other than pursuant to any applicable collective bargaining agreements, no written oral representations have been made to any Company Employee promising or guaranteeing any employer payment or funding for the continuation of medical, dental, life or disability coverage for any period of time beyond the end of the current plan year (except pursuant to Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code). No written or oral representations have been made to any Company Employee concerning the employee benefits of Purchaser or its Affiliates.

(i) Each Benefit Plan, as it relates to Company Employees, which is subject to Section 409A of the Code, has been operated in good faith compliance with Section 409A of the Code in all material respects.

Section 2.9 Compliance with Laws; Permits. Each Company is conducting its business in compliance in all material respects with all applicable Laws. Each Company has all permits, approvals, authorizations, licenses or other registrations necessary to conduct its business as presently conducted, except for those the absence of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect (collectively, “Permits”). All such Permits are in full force and effect in all material respects and neither of the Sellers nor either Company has received any written notice of any suspension, modification, revocation, cancellation or non-renewal, in whole or in part, of any such Permit. Assuming receipt of all Required Statutory Approvals constituting a condition to closing but without considering for purposes of this representation and warranty any restrictions or other terms imposed as a condition to receipt of such Required Statutory Approvals, the entry into this Agreement and consummation of the transactions contemplated hereby will not adversely affect the rights of either Company under such Permits, except for any such adverse effects that individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. This Section 2.9 does not relate to Employee Benefit Plans, which are the subject solely of Section 2.8, environmental matters, which are the subject solely of Section 2.10, Taxes, which are the subject solely of Section 2.11, or labor and employment matters, which are the subject solely of Section 2.12.

Section 2.10 Environmental Matters.

(a) Except as disclosed on Section 2.10 of the Seller Disclosure Schedule and except for those matters that would not have a Company Material Adverse Effect, (i) each Company is in compliance with all applicable Environmental Laws; (ii) (A) each Company has timely applied for and has obtained all permits, licenses, registrations, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals pursuant to Environmental Law (“Environmental Permits”) necessary to conduct its business as presently conducted, (B) all such Environmental Permits have been issued, are final and not subject to appeal, and have not been terminated or revoked; and (C) neither Company has received any notice from any Governmental Entity of any actual or potential change in the status or terms and conditions of any Environmental Permit; (iii) there has been no release of Hazardous Substances at, on or from any property currently owned, leased or operated by either Company which could reasonably be expected to result in liability or require any remediation under any Environmental Law in order to use the property as it is currently used; (iv) to the knowledge of the Sellers, there were no releases of Hazardous Substances at, on or from property formerly owned, leased or operated by either Company during or prior to such period of ownership, lease or operation which could reasonably be expected to result in liability under any Environmental Law; (v) since January 1, 2007, neither of the Sellers nor either Company has received any notice, demand, letter, claim or request for information alleging that either Company may be in violation of or subject to liability under any Environmental Law and (vi) there are no suits, proceedings, civil or administrative actions nor, to the knowledge of the Sellers, any investigations pursuant to Environmental Laws pending against either Company (vii) to the knowledge of the Sellers there are no other circumstances involving either Company that could reasonably be expected to result in any liability pursuant to any Environmental Law for any Hazardous Substance disposal at, or release to, any third party property; (viii) neither Company is subject to any order, decree, injunction or other arrangement with any Governmental Entity or any agreement with any third party pursuant to which such Company is indemnifying any third party for liability under any Environmental Law; and (ix) the N Company has a reasonable basis for the assumptions underlying the “June 30, 2007 Summary of Environmental Reserves” disclosed to Purchaser by the N Company, which summary is attached to Section 2.10 of the Seller Disclosure Schedule.

(b) As used herein, the term “Environmental Law” means any federal, state, local or foreign statute, law, regulation, treaty, agreement, order, decree, permit, authorization, common law or agency requirement relating to: (i) the protection, investigation or restoration of the environment, health, safety or natural resources, (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata, or rare, threatened or endangered species and critical habitat); (ii) the production, generation, handling, use, transportation, treatment, storage, presence, disposal, distribution, labeling, testing, processing, release or threatened release, control or remediation of any Hazardous Substance; or (iii) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

(c) As used herein, the term “Hazardous Substance” means any chemical, substance, or material that is: (i) listed, classified or regulated pursuant to any Environmental Law; (ii) any petroleum, natural gas liquids or coal product or by-product (including coal tar), any combustion waste, ash, sludge, asbestos, asbestos-containing material, mold, formaldehyde foam insulation, lead, polychlorinated biphenyls, radioactive material, explosive material, radon or any wastes related to exploration and production; and (iii) any other substance which could reasonably be expected to be the subject of regulatory action by any Governmental Entity in connection with any Environmental Law.

Section 2.11 Taxes.

(a) Each Company is a member of the affiliated group (as such term is defined pursuant to Section 1504 of the Code) of which Seller Parent is the common parent that files its federal income Tax Returns on a consolidated basis (the “Seller Consolidated Group”) and is not a member of any other group filing Tax Returns on a combined, consolidated, unitary or other similar basis. All Tax Returns of or that include either Company have been prepared and duly and timely filed (taking into account any extension of time within which to file) in the manner prescribed by applicable Law, and all such Tax Returns were when filed and have continued to be true, correct and complete. As used herein, “Taxes” means (i) all federal, state, county, local, foreign and other taxes, assessments, charges, duties, fees, levies, imposts, and adjustment for inflation or other similar charges imposed by an Administrative Authority, including all income, franchise, profits, capital gains, capital stock, transfer, gross receipts, production, customs, sales, use, transfer, service, occupation, ad valorem, property, excise, severance, windfall profits, premium, stamp, license, payroll, employment, social security, workers compensation, unemployment, disability, environmental (including all taxes under section 59A of the Code), alternative minimum, add-on, value-added, capital taxes, marginal, single business, withholding and other similar charges, assessments, duties, fees, levies, imposts, and adjustment for inflation of any kind whatsoever (whether payable directly, by withholding or pursuant to a closing agreement with the Internal Revenue Service and whether or not requiring the filing of a Tax Return), and all estimated taxes, deficiency assessments, additions to tax and penalties (civil or criminal) and interest on or in respect of a failure to comply with any requirement relating to such taxes or any Tax Return; (ii) any liability of any Person for the payment of amounts with respect to payments of a type described in clause (i) above as a transferee, successor, or payable pursuant to a contractual obligation or otherwise; and (iii) any liability of any Person for the payment of amounts with respect to payments of a type described in clause (i) above imposed on such Person pursuant to Treasury Regulation 1.1502-6 as a result of being a member of an affiliated group (as such term is defined pursuant to Section 1504 of the Code) that files its federal income Tax Returns on a consolidated basis.

(b) All material tax liabilities of or relating to either Company (including all Taxes that either Company is obligated to withhold from amounts owing to any employee, creditor, customer or third party) have either been (i) paid within the time and in the manner required by Law, or, (ii) with respect to current Tax liabilities for which payment is not yet due, the applicable Company has established a sufficient accrual that is taken into account on the Final Statement for the payment of, such Taxes , except with respect to matters involving immaterial amounts of Taxes that are being contested in good faith and are listed with reasonable specificity on Section 2.11 of the Seller Disclosure Schedule.

(c) There is no action, suit, proceeding, examination, investigation or audit that is in process, proposed, threatened or pending with respect to any Taxes of either Company.

(d) Neither Seller Parent, Seller nor any Affiliate of such Persons and neither of the Companies has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency of either Company.

(e) There are no liens or encumbrances for Taxes on the shares of either Company or on any of the assets of either Company except for statutory liens for Taxes not yet due or payable and for which there has been established an adequate accrual for payment of liabilities resulting therefrom on the Financial Statements.

(f) There are no tax sharing, tax allocation, tax indemnification or other similar agreements between either Company and any Person that will not be terminated prior to the Closing.

(g) Neither Company has made any payments since January 1, 2007, is obligated to make any payments, or is a party to any agreement that under certain circumstances could reasonably be expected to obligate it to make any payments that are likely not to be deductible under Sections 162(m) or 280G of the Code. No written claim has ever been made by a Governmental Entity in a jurisdiction where the Companies do not file Tax Returns that either Company is or may be subject to taxation by that jurisdiction and neither Company has been nor is subject to Tax in a jurisdiction other than the United States. Except with respect to a tax liability imposed on a Company pursuant to Treasury Regulation 1.1502-6 as a result of being a member of the Seller Consolidated Group, neither Company has any liability for the Taxes of any other Person as a transferee or successor or otherwise.

(h) Neither Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(i) Neither Company owns any property that is: (i) tax-exempt use property within the meaning of Section 168(h) of the Code; (ii) described in Section 168(f)(8) of the Code as in effect prior to its amendment by the Tax Reform Act of 1986; (iii) tax-exempt bond financed property within the meaning of Section 168(g) of the Code; (iv) “limited use property” within the meaning of Revenue Procedure 2001-28, 2001 C.B. 1156; or (v) subject to any provision of state, local or foreign law comparable to any of the preceding provisions.

(j) With respect to any indebtedness (i) issued by either Company or (ii) directly or indirectly secured by any property or assets of either Company the interest on which is tax-exempt under Section 103(a) of the Code: (A) the interest on any such indebtedness that is identified as tax-exempt has at all times from the date such indebtedness was issued through and including the Closing Date been excludable from the gross income of the bondholders for income tax purposes pursuant to the Code and any similar provisions under state law, including but not limited to Sections 141-150 of the Code; (B) neither Company has caused or permitted to be caused any reissuance of such debt under Section 1001 of the Code and Treasury Regulation Section 1.1001-3 without first obtaining a “no adverse effect” opinion of bond counsel, including any reissuance caused by the transactions contemplated by this Agreement; and (iii) neither Company has taken or caused to be taken any action that would cause any tax-exempt bonds that are secured by the assets of a Company to be “arbitrage bonds” under Section 148 of the Code, including the failure to rebate arbitrage profits, if any, as required by Section 148(f) of the Code.

(k) None of the Companies, the Sellers, or any Affiliate thereof with respect to either Company has participated, within the meaning of Treasury Regulation Section 1.6011-4(c), or been a “material advisor” or “promoter” (as those terms are or have been defined in Sections 6111 and 6112 of the Code) in: (i) any “reportable transaction” within the meaning of Sections 6011, 6662A, and 6707A of the Code; (ii) any “confidential corporate tax shelter” within the meaning of Section 6111 of the Code; or (iii) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code.

(l) The transactions contemplated by this Agreement will not cause any agreements with a Governmental Entity that have been entered into by either Company or that involve an amount of Tax imposed on either Company to terminate, become void or cease to have further effect for tax periods (or portions thereof) beginning on or after the Closing Date.

Section 2.12 Labor and Employment Matters.

(a) As of the date hereof, except as set forth on Section 2.12 of the Seller Disclosure Schedule and except as would not have a Company Material Adverse Effect, (i) none of the employment terms of the Company Employees are subject to the terms of a collective bargaining agreement, (ii) neither of the Sellers nor the Companies have received written notice of any complaint against or arbitration proceeding involving either Company which is currently pending before the National Labor Relations Board or the Equal Employment Opportunity Commission or, to the knowledge of the Sellers, threatened against either Company and (iii) there are no labor strikes, disputes, grievances pending under any collective bargaining agreements, slowdowns, work stoppages or other labor disturbances pending or, to the knowledge of the Sellers, threatened against either Company.

(b) All labor and collective bargaining agreements, contracts or other agreements (other than immaterial oral agreements and memoranda of understanding entered into in the Ordinary Course of Business that are consistent with the terms of the Labor Agreements) with a labor union or labor organization to which either Company is party or by which any of them are otherwise bound (collectively, the “Labor Agreements”) are listed on Section 2.12 of the Seller Disclosure Schedule. Except as set forth in Section 2.12(b) of the Seller Disclosure Schedule, the consummation of the transactions contemplated by this Agreement and the Transition Services Agreement will not entitle any third party (including any labor union or labor organization) to any payments under any of the Labor Agreements.

(c) Except as would not have a Company Material Adverse Effect, each Company is in compliance with all Laws related to wages, hours, collective bargaining, legal qualification of employment status, employment discrimination, immigration, disability, civil rights, rights of privacy, unfair labor practices, occupational safety and health and workers compensation.

Section 2.13 Intellectual Property.

(a) The Companies or one of their Affiliates own, license or otherwise possess the right to use, all patents, trademarks, trade names, service marks, brand names, Internet domain names, copyrights, technology, know-how, computer software programs or applications, databases, industrial designs (including applications and registrations for any of the foregoing), and all other tangible or intangible proprietary information or materials, that are currently used (and, with respect to trademarks, trade names, Internet domain names, brand names and service marks, have been used within the last three years, other than such as have been sold in connection with the disposition of a business) in the Companies’ businesses (collectively, the “Intellectual Property Rights”), except for any such failures to own, be licensed or possess that would not have a Company Material Adverse Effect. The Intellectual Property Rights constitute all of the intellectual property necessary to operate the Companies’ businesses as presently conducted.

(b) Except for such matters that would not reasonably be expected to have a Company Material Adverse Effect, (i) the use of the Intellectual Property Rights by the Companies do not infringe upon, violate or interfere with or constitute an unlawful appropriation of any right, title, interest of or the goodwill associated with, including any patent, trademark, trade name, service mark, Internet domain name, brand name, copyright, technology, know-how, computer software program or application, database or industrial design or any other tangible or intangible proprietary information or materials of any other Person and (ii) neither Company has received written notice of any claim that has not been resolved prior to the Closing Date or otherwise have reason to believe that any Intellectual Property Right owned by the Companies or any of their Affiliates is invalid or unenforceable or that any Intellectual Property Right infringes upon the asserted right of any other Person.

(c) Except for such matters that would not reasonably be expected to have a Company Material Adverse Effect, (i) to the knowledge of the Sellers, no Person is infringing upon, violating or interfering with or otherwise engaging in the unlawful appropriation of any right, title, interest of or the goodwill associated with any Intellectual Property Right which is owned by the Companies or any of their Affiliates or used or held for use in the conduct of the businesses of the Companies and (ii) within the last three years none of the Companies nor any of their Affiliates has brought or threatened a claim against any Person alleging that or otherwise has reason to believe that any Intellectual Property Right owned by the Companies or any of their Affiliates is being infringed upon, violated or interfered with or unlawfully appropriated.

(d) The Companies or one of their Affiliates own, license or otherwise possess (free and clear of any and all liens, pledges, security interests, claims or other encumbrances) the right to use, all computers, firmware, servers, workstations, routers, hubs, switches, data communication lines, and all other information technology equipment and associated documentation that are currently used in the Companies’ business, as applicable (collectively, the “IT Assets”). The IT Assets constitute all of the information technology assets necessary to operate the Companies’ businesses as presently conducted.

(e) The Companies have implemented commercially reasonable back-up, security and disaster recovery policies and technology consistent with industry practices that are designed to protect (i) the security, confidentiality and integrity of transactions executed through the Intellectual Property and the IT Assets, including encryption and/or other security protocols and techniques when appropriate and (ii) the security, confidentiality and integrity of all confidential or proprietary data, files, input materials, reports, forms and records. Since December 31, 2005, neither Company has suffered a material security breach with respect to its data or systems, and neither Company has notified or, pursuant to applicable Law, should have notified (x) consumers of any information security breach or (y) employees of a security breach involving such employees’ confidential information.

Section 2.14 Insurance. Section 2.14 of the Seller Disclosure Schedule contains a true and correct list of the material insurance policies owned and maintained by the Sellers or their Affiliates that relate to the businesses of the Companies (collectively, the “Policies”). All Policies are in full force and effect in all material respects, all premiums due and payable thereon have been paid, and no written notice of cancellation or termination has been received with respect to any Policy that has not been replaced on substantially similar terms prior to the date of such cancellation. The Policies are owned by Seller Parent or one of its Affiliates and all occurrence-based Policies will cover the Companies with respect to any occurrences before the Closing Date and all claims-made Policies will cover the Companies with respect to claims made before the Closing Date. Except as set forth in the preceding sentence, the Policies will cease to cover the Companies upon Closing.

Section 2.15 Brokers and Finders. Except for Seller’s retention of The Blackstone Group, L.P., no broker, finder, financial advisor or agent has been retained or employed by either Seller, either Company or any of their respective officers, directors or employees in connection with the transactions contemplated in this Agreement. Neither Company has, and will not have, any financial obligation to The Blackstone Group, L.P.

Section 2.16 Regulation as a Utility.

(a) The N Company is subject to regulation as a public utility by the MPUC and the NHPUC. The G Company is subject to the jurisdiction of FERC with respect to its pipeline operations and is also regulated by the Department of Transportation. Except as set forth on Section 2.16 of the Seller Disclosure Schedule, neither Company is (i) a “public utility” within the meaning of Section 201(e) of the Power Act, (ii) a “qualifying facility” within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended, and does not own such a qualifying facility or (iii) subject to regulation as a public utility or public service company (or similar designation) of any other state in the United States or in any foreign country.

(b) The N Company is in compliance in all material respects with the Public Utility Holding Company Act of 2005 and the rules, regulations and staff interpretations thereunder.

(c) All filings, including all forms, statements, reports and agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements and related documents, required to be made by either Company since December 31, 2005, under FERC regulations or any state Law applicable to public utilities, have been made in accordance with, and complied, as of their respective dates, with applicable Law and the requirements of the relevant Governmental Entities, except for any such failures to file or be in compliance that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 2.17 Compliance with Contracts.

(a) Section 2.17(a) of the Seller Disclosure Schedule sets forth a true and correct list, as of the date hereof, of the following Contracts (other than the Contracts and agreements listed on Sections 2.8, 2.12 and 2.14 of the Seller Disclosure Schedule, and, with respect to the Contracts described in clauses (ii) – (vii) below, other than Contracts that individually have a future liability not in excess of $300,000 or are cancelable by a Company upon notice of not more than 90 days for a cost of not more than $300,000), true and correct copies of which have been made available to Purchaser:

(i) Contracts that by their terms limit or otherwise restrict either Company from engaging or competing in any line of business or in any geographic area or that contain “most favored nation” pricing provisions or exclusivity or non-solicitation provisions with respect to customers;

(ii) Contracts pursuant to which either Company is (A) a lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person or (B) a lessor or sublessor of, or makes available for use by any Person, any tangible personal property owned or leased by such Company, in each case other than in the Ordinary Course of Business;

(iii) Contracts of either Company pursuant to which such Company has borrowed any money from, established a line of credit with, or issued any note, bond, debenture or other evidence of indebtedness to, any Person or any other note, bond, debenture or other evidence of indebtedness issued to any Person;

(iv) Contracts of either Company pursuant to which (A) any Person has directly or indirectly guaranteed indebtedness, liabilities or obligations of such Company or (B) such Company has directly or indirectly guaranteed indebtedness, liabilities or obligations of any Person (in each case other than endorsements for the purpose of collection in the Ordinary Course of Business);

(v) Contracts of either Company for the purchase or sale of assets, products or services, other than such Contracts entered into in the Ordinary Course of Business;

(vi) Contracts of either Company for capital expenditures, other than capital expenditures reflected in the capital expenditure portion of the capital expenditure and operation and maintenance budgets for fiscal year 2008 attached hereto as Exhibit B (each, as applicable, a “Company Budget”);

(vii) Gas supply and transportation Contracts of either Company;

(viii) Contracts of either Company restricting such Company’s rights in, or permitting other Persons, to use or register any Intellectual Property Rights or IT Assets;

(ix) Employment, consulting, severance or independent contractor Contracts, other than unwritten at-will employment Contracts of either Company;

(x) Contracts that provide for the operation or management of any operating assets of either Company by a non-affiliated third party; and

(xi) Contracts with any director, officer or employee of either Company, or any Affiliate of the Companies (in each case, other than (A) employment agreements covered in clause (ix) above, and (B) unwritten contracts providing for payments of compensation for employment to employees in the Ordinary Course of Business) (“Affiliate Contracts”).

(b) Neither of the Companies or, in the case of clause (ii) below to the knowledge of the Sellers as of the date hereof, any other Person, is in breach or violation of, or in default in the performance or observance of, any term or provision of, and no event known to the Sellers has occurred which, with notice or lapse of time or both, is reasonably likely to result in a default under, (i) the articles of incorporation or bylaws of the Company or (ii) any Contract by which such Company is bound, except in the case of clause (ii) for such breaches, violations and defaults which would not have a Company Material Adverse Effect.

Section 2.18 Real Property.

(a) With respect to each parcel of real property owned in fee by each Company (collectively, the “Owned Real Property”):

(i) Except as disclosed in Section 2.18 of the Seller Disclosure Schedule, the Company has good and marketable fee simple title to such property, free and clear of all Encumbrances other than (A) (1) Encumbrances reflected in the Financial Statements, (2) Encumbrances for Taxes, assessments or governmental charges or levies on property, in each case that are not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings, (3) mechanics’, carriers’, workmen’s, repairmen’s and other like Encumbrances arising or incurred in the Ordinary Course of Business and (4) Encumbrances arising under equipment leases with third parties entered into in the Ordinary Course of Business; (B) leases, subleases, licenses, easements, rights-of-way and similar Contracts or use rights granted by either Company and maintained in the Ordinary Course of Business; (C) Encumbrances consisting of zoning or planning restrictions, Permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially impair the use of such Owned Real Property in the operation of the Company’s business as currently conducted; (D) covenants, conditions and restrictions of record which do not materially impair the use of such Owned Real Property in the operation of the Company’s business as currently conducted; (E) private easements, which do not materially impair the use of such Owned Real Property in the operation of the Company’s business as currently conducted, and public easements and roads or highways, if any; and (F) any conditions that may be shown by a current, accurate survey or physical inspection of any Company Owned Real Property made prior to Closing; provided that the matters on any such survey do not materially impair the use of such Company Owned Real Property in the operation of the Company’s business as currently conducted (collectively, “Permitted Encumbrances”);

(ii) Except as disclosed in Section 2.18 of the Seller Disclosure Schedule, there are no condemnation or eminent domain proceedings pending or, to the knowledge of the Sellers, threatened against the Company, involving the Owned Real Property;

(iii) Other than tenants, subtenants, licensees and grantees under any leases, subleases, licenses, easements, rights-of-way or other Contracts or use rights granted by either Company and maintained in the Ordinary Course of Business, who are in possession of space to which they are entitled, there are no leases, subleases, licenses, easements, concessions, or other agreements (including with respect to food services, parking and other concessions), written or oral, granting to any party or parties the right of use or occupancy of any portion of the parcels of the Owned Real Properties; and

(iv) There are no outstanding options to purchase, lease or use, or rights of first refusal to purchase any of the Owned Real Property or any portions thereof or interests therein or Contracts relating to the right to receive any portion of the income or profits from the sale, operation or development thereof.

(b) With respect to each parcel of real property leased or subleased to each Company (the “Leased Real Property”):

(i) Each lease or sublease is in full force and effect in all material respects and is valid and enforceable by the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(ii) The Company has not received written notice that it is in breach or default (after the expiration of any notice or cure period) under any such lease or sublease; and

(iii) No event has occurred that, with the lapse of time or the giving of notice or both, would constitute a material default by the Company under any such lease or sublease.

Section 2.19 Regulatory Proceedings. As of the date hereof, except as set forth in Section 2.19 of the Seller Disclosure Schedule, neither Company (i) has rates which have been or are being collected subject to refund, pending final resolution of any proceeding pending before a Governmental Entity or on appeal to the courts or (ii) is a party to any proceeding before a Governmental Entity or on appeal from orders of a Governmental Entity which, in each case, has resulted or would reasonably be expected to result in orders having a Company Material Adverse Effect.

Section 2.20 Hedging. The N Company follows risk parameters, limits and guidelines that are in compliance with its risk management policy (each, the “Hedging Guidelines”), an accurate and complete copy of which has been provided to Purchaser prior to the date hereof, to (i) restrict the level of risk that the N Company is authorized to take with respect to, among other things, the net position resulting from all physical and financial natural gas hedge contracts, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof, interest rate swap agreements, and similar transactions (the “Net Position”) and (ii) monitor compliance with its Hedging Guidelines with such risk parameters. As of the date hereof, (a) the Net Position is within the risk parameters that are set forth in each of the Hedging Guidelines and (b) the exposure of the N Company with respect to the Net Position resulting from all transactions described in clause above would not reasonably be expected to result in a material loss to the N Company, based on market prices in existence as of the date hereof. From December 31, 2007 through the date hereof, the N Company has not, in accordance with its mark-to-market accounting policies, experienced an aggregate net loss in its hedging and related operations that would be material to such entity taking into account the recognition of any underlying commodity sales.

Section 2.21 No Other Representations or Warranties. Except for the representations and warranties contained in this Article II, neither of the Sellers nor any other Person makes any express or implied representation or warranty about either Company. Without limiting the foregoing, neither of the Sellers nor any other Person makes any representation or warranty with respect to (a) the Confidential

Information Memorandum distributed by or on behalf of Seller in connection with the transactions contemplated by this Agreement; (b) any financial projections or forecasts relating to either Company and (c), except as expressly set forth in this Article II, any other information provided by or on behalf of the Sellers with respect to either Company and its businesses.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the disclosure schedule, dated the date hereof, delivered to Seller by Purchaser on or prior to entering into this Agreement (the “Purchaser Disclosure Schedule”) Purchaser hereby represents and warrants to the Sellers as follows:

Section 3.1 Organization, Good Standing and Qualification. Purchaser is an entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation.

Section 3.2 Authorization, Validity and Execution. Purchaser has all necessary power and authority and has taken all action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. Assuming the due authorization, execution and delivery of this Agreement by the Sellers, this Agreement is a valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 3.3 Governmental Filings; No Violations.

(a) Other than the reports, filings, registrations, consents, approvals, permits, authorizations and/or notices (i) under the HSR Act, (ii) under the Exchange Act, (iii) with, to or of federal, state or local regulatory bodies pursuant to Environmental Laws, (iv) with, to or of the MPUC and the NHPUC and (v) identified in Section 3.3(a) of the Purchaser Disclosure Schedule (collectively, the “Purchaser Required Statutory Approvals”), no notices, reports or other filings are required to be made by Purchaser or any of its Affiliates with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Purchaser or any of its Affiliates from, any Governmental Entity, in connection with the execution and delivery of this Agreement by Purchaser and the consummation of the transactions contemplated hereby, except those that the failure to make or obtain would not have a Purchaser Material Adverse Effect.

(b) Subject to the filings, registrations, consents, approvals, permits, authorizations and/or notices referred to in Section 3.3(a), Purchaser’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation and bylaws or the comparable governing instruments of Purchaser, or (ii) a breach or violation of, or a default under, the acceleration of any obligations or the creation of a lien, pledge, security interest, claim or other encumbrance on the assets of Purchaser (with or without notice, lapse of time or both) pursuant to any Contracts binding upon Purchaser or any law or governmental or non-governmental permit or license to which Purchaser is subject or, except, in the case of clause (ii) above, for any breach, violation, default, acceleration, creation or change that, would not have a Purchaser Material Adverse Effect.

(c) As used in this Agreement, the term “Purchaser Material Adverse Effect” means an effect, event, development or change (whether considered alone or with other effects, events, developments or changes) which prevents or materially delays the consummation of the transactions contemplated by this Agreement or the ability of Purchaser to consummate the transactions contemplated hereunder.

Section 3.4 Litigation and Liabilities. There is no claim, action, suit, proceeding or, to the knowledge of Purchaser, investigation, pending or, to the knowledge of Purchaser, threatened, against Purchaser by or before any court or Governmental Entity that (a) questions or challenges the validity of this Agreement or any action taken or to be taken by Purchaser or any of its Affiliates pursuant to this Agreement or in connection with the transactions contemplated hereby or (b) individually or in the aggregate, could reasonably be expected to have a Purchaser Material Adverse Effect.

Section 3.5 Securities Law Representations.

(a) Purchaser is acquiring the Company Shares in good faith solely for its own account with the present intention of holding such Company Shares for purposes of investment, and Purchaser is not acquiring the Company Shares with a view to or for subdivision, distribution, fractionalization or distribution thereof, in whole or in part, or as an underwriter or conduit to other beneficial owners or subsequent purchasers.

(b) Purchaser acknowledges and understands that the Company Shares have not been registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) or qualified under the securities or “blue sky” laws of applicable states in reliance upon exemptions from registration or qualification thereunder and that the Company Shares may not be sold, offered, transferred, assigned, pledged, hypothecated or otherwise disposed of or encumbered, except in compliance with the Securities Act and such laws.

(c) Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Company Shares.

(d) Purchaser has received and reviewed carefully information regarding the Companies and the Company Shares and has, to the extent it has deemed necessary or advisable, reviewed the aforementioned information and this Agreement with its investment, tax, accounting and legal advisors. Purchaser and such advisors have been given a full opportunity to ask questions of Seller concerning the acquisition of the Company Shares and the Companies and have received or been given access to such information and documents concerning an investment in the Company Shares as Purchaser or such advisors have requested.

Section 3.6 Availability of Funds; Commitment Letters. At Closing, Purchaser shall have sufficient funds on hand through existing credit facilities or other financing arrangements to enable Purchaser to consummate the transactions contemplated hereby and to permit Purchaser to perform its obligations under this Agreement. Purchaser has delivered to Seller a true and complete copy of a commitment letter from its lender pursuant to which such lender has agreed, subject to the terms and conditions set forth therein, to provide a line of credit or other funds up to $165,000,000 in amount to Purchaser (collectively, the “Commitment Letter”) in connection with the transactions contemplated by this Agreement. The material terms of the Commitment Letter have not been amended and are in full force and effect and there is no breach or default by Purchaser or its lender existing under the Commitment Letter. Purchaser has no reason to believe that such line of credit or other funds will not be available or that such commitment will not be funded at Closing or that there are any conditions to the payment of such cash or the drawing of such funds which cannot be satisfied by Purchaser as of the date hereof and as of the Closing Date. The Commitment Letter is not subject to any contingencies or conditions other than those set forth in the copies thereof delivered to Seller. Subject to the terms and conditions of the Commitment Letter and this Agreement, the Commitment Letter will provide Purchaser with financing at the Closing sufficient to consummate the transactions contemplated by this Agreement on the terms set forth herein.

Section 3.7 Brokers and Finders. Except as set forth on Section 3.7 of the Purchaser Disclosure Schedule, none of Purchaser or any of its respective officers, directors or employees has employed any broker, financial advisor, agent or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated in this Agreement.

Section 3.8 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, none of Purchaser or any other Person makes any express or implied representation or warranty about Purchaser.

ARTICLE IV

COVENANTS

Section 4.1 Company Interim Operations. At all times from and after the date hereof until the Closing, the Sellers covenant and agree, as to themselves and the Companies that except (i) as required by applicable Law, (ii) as expressly provided for in the applicable Company Budget, (iii) as set forth in the corresponding sections or subsections of the Seller Disclosure Schedule, (iv) as consented to in writing by Purchaser or (v) as otherwise expressly permitted by this Agreement:

(a) Maintenance of the Business. The businesses of the Companies shall be conducted only in the Ordinary Course of Business and, to the extent consistent therewith, each Company shall use its commercially reasonable efforts to (i) preserve its business organization intact and maintain its material existing relations and goodwill with regulators, customers, suppliers, distributors, creditors, lessors, unions, employees and business associates (subject to prudent management of workforce needs and ongoing programs in effect on the date hereof); (ii) maintain and keep material properties and assets in substantially as good repair and condition as those properties and assets are in as of the date hereof (subject to ordinary wear and tear); (iii) maintain its existing cash management policies and manage its working capital in the Ordinary Course of Business and (iv) maintain in effect all existing governmental permits pursuant to which it operates, to the extent such permits continue to be necessary for the conduct of its business as presently conducted.

(b) Corporate Matters. Neither Company shall (i) amend its articles of incorporation, bylaws or comparable governing instruments; (ii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; (iii) make any material change in its Tax or accounting elections or policies, except as required by Law or the Accounting Principles; or (iv) declare, set aside or pay any dividend payable in cash, stock or property in respect of any capital stock.

(c) Actions Regarding Capital Stock and Stock Issuances. Neither Company shall (i) issue, sell, grant, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of, its capital stock or any voting securities (ii) split, combine, reclassify, repurchase or redeem its outstanding shares of capital stock or other securities in respect of or in lieu of or in substitution for its shares of capital stock.

(d) Acquisitions and Dispositions. Neither Company shall (i) transfer, lease, license, guarantee, sell, mortgage, pledge, or otherwise dispose of or encumber any property or assets, other than (A) in the Ordinary Course of Business and (B) other dispositions of, and encumbrances on property or assets having a fair value not in excess of $250,000 individually or $1,500,000 in the aggregate, or

(ii) make any acquisition of, or investment in, assets or stock of, or other interest in, any other Person or entity, other than (A) purchases of assets made in the Ordinary Course of Business and (B) any acquisitions or investments not in excess of $250,000 individually or $1,500,000 in the aggregate.

(e) Capital Expenditures and O&M Expenditures. Except for acquisitions or investments permitted by Section 4.1(d) or as set forth in Section 4.1(e) of the Seller Disclosure Schedule, neither Company shall make, authorize or commit to make any capital expenditures or operation and maintenance expenditures in excess of 20% of the amount budgeted for such entity for capital expenditures and operation and maintenance expenditures in the applicable Company Budget. Neither Company shall defer any expenditure that otherwise would be made in the Ordinary Course of Business.

(f) Indebtedness and Liabilities. Neither Company shall (i) cancel or forgive any material indebtedness owed to it except in the Ordinary Course of Business or (ii) incur, assume, guarantee, modify or prepay any indebtedness, except for prepayments in connection with the refinancing of existing indebtedness at a lower cost of capital prior to maturity or short term borrowings (in the case of the N Company, not to exceed the amount authorized by the NHPUC and the MPUC to be at any one time outstanding).

(g) Company Contracts and Proceedings. Neither Company shall, other than in the Ordinary Course of Business or as required by applicable Law, (i) enter into, modify, amend or terminate any material Contract, (ii) waive, release, relinquish or assign any material Contract (or any of its material rights hereunder), right or claim or (iii) initiate, settle or compromise any material claims, arbitrations, litigation or regulatory proceedings.

(h) Rate Matters. Each Company shall (i) obtain Purchaser’s prior written approval (which approval shall not be unreasonably withheld or delayed) prior to initiating any general rate case and (ii) discuss with Purchaser as soon as possible any material change or potential material change in such Company’s (x) regulated base rates or charges or the basis for determining the same, (y) terms or conditions of rendering service or (z) accounting or regulatory policies or practices, and shall consult with Purchaser no later than ten Business Days before making a filing on any such matter or effecting any agreement, commitment, arrangement or consent, whether written or oral or formal or informal, with respect thereto.

(i) Employee Matters. Except as required by applicable Law or by an applicable collective bargaining agreement, neither Company shall (i) establish or amend any employee benefits plan, program, agreement or arrangement or enter into or amend any employment, severance, retention, change of control or similar agreement, (ii) permit any increase in (A) the benefits provided for under any Benefit Plan or (B) the salary, wage, bonus or other compensation of any Company Employee, except for increases in the base salaries and wage rates of Company Employees after the date hereof in the Ordinary Course of Business, or (iii) enter into or agree to any changes to any collective bargaining agreement, provided that notwithstanding any other provision of this Agreement to the contrary, a Company may negotiate successor collective bargaining agreements to those referenced in Section 2.12 of the Seller Disclosure Schedule, and subject to applicable Laws, each Company will keep Purchaser informed as to, and will consult with Purchaser as to the strategy for, all negotiations with collective bargaining representatives.

(j) Insurance. The Sellers shall use commercially reasonable efforts to maintain its coverage in effect as of the date hereof under existing insurance policies of Seller Parent covering the Companies and their respective properties, assets and businesses, or comparable replacement policies.

(k) Certain Agreements. Neither Company shall enter into any Contract for the purchase and/or sale of natural gas other than an agreement entered into in the Ordinary Course of

Business that does not have a term longer than one year. Neither Company shall become party to any agreements or arrangements that limit or otherwise restrict it from engaging or competing in any line of business or in any geographic area. Neither the Companies nor the Sellers shall waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement relating to either Company.

(l) Hedging Guidelines. The N Company will not amend or modify its Hedging Guidelines in a manner that results in such Hedging Guidelines being less restrictive than the Hedging Guidelines in effect on the date hereof.

(m) Tax. To the extent that such action could adversely affect either Company after the Closing Date, none of the Sellers nor any of their Affiliates (with respect to either Company) nor either Company shall (i) file any Tax election that cannot be revoked or rescinded on or prior to the Closing Date, (ii) revoke, change or amend any Tax election that is in effect as of the date hereof; (iii) amend any Tax Return or settle or rescind any claim for refund that is in excess of $50,000; (iv) consent to extend the period of limitations for the payment or assessment of any Tax; (v) enter into any agreement with a Tax authority that may continue to be binding after the Closing Date or terminate, revoke, or amend any agreement with a Governmental Entity with respect to Taxes that has been executed and is in effect as of the date hereof; (vi) submit a request for a new ruling or other legal determination issued by a Tax authority, or submit a request to supplement, amend or revise a ruling or other legal determination that was issued to or with respect to a Company prior to the date hereof or (vii) pay, settle or compromise any claim, proceeding, audit, examination, adjudication or controversy relating to a Tax liability in excess of $100,000 (individually or in the aggregate).

(n) General. Neither Company shall authorize or enter into an agreement to do any of the actions prohibited by the foregoing.

Section 4.2 Filings; Other Actions; Notification.

(a) The Sellers and Purchaser shall cooperate with each other and each shall use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, applications, petitions, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, licenses, permits, qualifications, orders and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the transactions contemplated by this Agreement. Subject to applicable Laws relating to the exchange of information and the preservation of any applicable attorney-client privilege, work-product doctrine or other similar privilege, Purchaser and the Sellers shall have the right to review and comment on in advance, and to the extent practicable each will consult the other on, all filings made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the transactions contemplated by this Agreement.

(b) Subject to applicable Laws and the preservation of any applicable attorney-client privilege, work-product doctrine or other similar privilege, the Sellers and Purchaser each shall, upon request by the other, furnish the other with all true and accurate information concerning itself, its directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the any statement, filing, notice or application made by or on behalf of either Seller or Purchaser to any third party and/or any Governmental Entity in connection with the transactions contemplated by this Agreement.

(c) Subject to any confidentiality obligations and the preservation of any attorney-client privilege, (i) Sellers and Purchaser each shall promptly provide the other Party with copies of all filings made by either of the Sellers or Purchaser with any federal or state court, administrative agency, commission or other Governmental Entity in connection with this Agreement and the transactions contemplated hereby, (ii) the Sellers and Purchaser each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of any notices or other communications received by Sellers or Purchaser, as the case may be, from any third party and/or any Governmental Entity with respect to the transactions contemplated by this Agreement and (iii) the Sellers and Purchaser each shall give prompt notice to the other of any change that is reasonably likely to result in a Company Material Adverse Effect or Purchaser Material Adverse Effect, respectively.

(d) Immediately following the date of execution of this Agreement and subject to applicable Laws, the Sellers shall, and shall cause their Affiliates, including the Companies, to cooperate with Purchaser in planning for transition of the businesses of the Companies (including data, systems, operation and administration) to Purchaser as of the Closing Date. In order to facilitate this process, as promptly as practicable after the date hereof, each of Purchaser and Seller shall designate an individual to serve as their transition coordinator (each a “Transition Coordinator”) who shall meet on a regular basis to review current procedures applicable to performing the following business cycles for each Company: Corporate Governance; Regulatory; Treasury; Corporate Accounting; Accounts Payable & Purchasing; Taxes; Payroll; Benefits and Human Resources; Revenues and Receivables; Construction; Utility Operations; and Information Systems. The Transition Coordinators shall also (i) develop a transition services plan to provide for the processing of all regular business transactions, assist in the migration of files and data, and continue the provision of gas purchasing and management and system dispatch for a period of 180 days after closing and (ii) recommend, subject to approval of each of Seller and Purchaser, the specific scope of the services to be provided by Seller pursuant to a transition services agreement consistent with the terms set forth on Exhibit C to be executed by Seller and Purchaser on or before the Closing Date (the “Transition Services Agreement”).

(e) In the event any claim, action, suit, investigation or other proceeding by any Governmental Entity or other Person or other legal or administrative proceeding is commenced that questions the validity or legality of this Agreement or the transactions contemplated hereby or claims damages in connection therewith, the Sellers and Purchaser each agree to cooperate and use their reasonable best efforts to defend against and respond to such claim or proceeding.

Section 4.3 Access.

(a) Upon reasonable notice, and except as may otherwise be required by applicable Law, each Seller shall afford Purchaser’s officers, employees, counsel, lenders, accountants and other authorized representatives reasonable access, during normal business hours throughout the period prior to the Closing Date, to its properties, books, contracts and records, and, during such period, each Seller shall furnish promptly to Purchaser all information concerning its business, properties and personnel as may reasonably be requested, provided that no investigation pursuant to this Section 4.3 shall affect or be deemed to modify any representation or warranty made by the Sellers or Purchaser herein and provided, further, that the foregoing shall not require the Sellers to permit any inspection, or to disclose any information, that in the reasonable judgment of either Seller would materially disrupt normal business operations or would result in the disclosure of any trade secrets of third parties or materially violate any of its obligations with respect to confidentiality. All requests for information made pursuant to this Section 4.3 shall be directed to an executive officer of Seller or such other Person as may be designated by Seller. All such information shall be governed by the terms of the Confidentiality Agreement.

(b) Seller shall provide Purchaser with copies of any regularly prepared monthly management reports for the Companies within 30 days of the end of each month.

Section 4.4 Publicity. Prior to the Closing, neither of the Parties hereto will issue any press release or make any other public statement, in each case relating to or connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other Party, except as may be required by Law, exchange or trading market or inter-dealer quotation system in which case, the Party proposing to issue such press release or make such public statement will use commercially reasonable efforts to consult in good faith with the other Party before issuing such press release or making such public statement. The requirements of this Section 4.4 will be in addition to those included in the Confidentiality Agreement.

Section 4.5 Employee Matters.

(a) Company Employees.

(i) At least one month prior to the Closing, Seller will deliver to Purchaser a true and correct list (the “Employee List”) of all active employees of each Company, including all such employees absent due to vacation, holiday, sickness, short-term disability or other approved leave or absence who are expected to return to work within three months of the date of this Agreement (the “Company Employees”). Seller shall update the list at least two Business Days prior to Closing to reflect any changes prior to the Closing Date.

(ii) For 12 months following the Closing Date, neither Company will reduce the salary or base hourly wage rate of any Company Employee below the rate in effect immediately prior to the Closing Date.

(iii) If during the 12-month period following the Closing Date, either Company terminates the employment of any Company Employee, Purchaser will provide or cause to be provided to such Company Employee severance benefits no less favorable than the severance benefits that would have been provided, if any, to the Company Employee upon such termination under any severance plan in which the Company Employee was eligible to participate in effect on the date hereof (or, if applicable, pursuant to the collective bargaining agreement covering the Company Employee).

(b) Benefit Plans Generally.

(i) As of the Closing Date, each Company will cease to participate in each Benefit Plan, and the Sellers and their Affiliates will take such action as is necessary to formally cease such participation in each Benefit Plan. Except as otherwise provided herein, after the Closing Date, each Seller, as applicable, will retain all liabilities for claims under such Benefit Plans, whether such claims are made before, on or after the Closing Date. Without limiting the foregoing and for avoidance of doubt, the Sellers or their Affiliates (other than the Companies) will retain all obligations and liabilities relating to benefits (including pension and retiree medical benefits), if any, provided or to be provided to all present and former employees, consultants or directors of the Companies who are not Company Employees.

(ii) For 12 months following the Closing Date, Purchaser will, or will cause the Companies or one of their Affiliates to provide employee benefits to Company Employees under employee benefit plans maintained by Purchaser, the Companies or their Affiliates (collectively, the “Purchaser Plans”), which benefits will be substantially comparable in the aggregate to those provided to Company Employees under the Benefit Plans immediately prior to the Closing Date. For avoidance of doubt, Purchaser shall not be required to establish a cash balance pension plan.

(iii) To the extent service is relevant for purposes of (A) eligibility, (B) vesting, (C) benefit accruals, but only to the extent that the future accruals are determined by a schedule that provides different accruals for different service levels (without duplicating previously accrued benefits), and (D) calculation of the amount of any vacation, sick days and severance benefits, Purchaser will, or will cause the applicable Company or one of its Affiliates to, credit such Company Employees for service earned on and prior to the Closing Date with the applicable Seller, that Company or their Affiliates (and any predecessors) in addition to service earned with Purchaser or any of its Affiliates after the Closing Date, but not to the extent such (x) credit would result in a duplication of benefits or (y) period of service is not recognized under the Purchaser Plan with respect to employees of Purchaser and its Affiliates covered by such plan, program or arrangement. For avoidance of doubt, Purchaser shall not provide credit for service on and prior to the Closing Date for purposes of calculating the Company’s Employees’ benefits under Purchaser’s pension plans, except to the extent required by Section 4.5(e)(ii)(A)(1). Purchaser will, or will cause each Company to, permit Company Employees (and their eligible spouses and beneficiaries) to participate in the Purchaser Plans without being subject to any waiting periods or any restrictions or limitations for pre-existing conditions, except to the extent any such person has not satisfied any corresponding applicable waiting period or limitation under the Benefit Plans. The Purchaser Plans will credit each Company Employee (and any spouses and dependents) with the amount, if any, paid during the calendar year in which the Closing Date occurs under the Benefit Plans towards deductibles, copays and out-of-pocket maximums to the extent the Company Employees (and any spouses or dependents) participate in any such Purchaser Plan.

(c) 401(k) Plan. Effective as of the Closing Date, the Sellers shall cause all Company Employees to be fully vested in their benefits under the Seller’s defined contribution plan (“Seller’s DC Plan”), which is intended to be “qualified” under Section 401(a) of the Code. After Closing, Seller will make distributions of accounts under Seller’s DC Plan available to all Company Employees, and Seller’s DC Plan contains or Seller shall cause Seller’s DC Plan to contain all provisions necessary for the making of direct rollovers (in the form of cash and/or notes relating to participant loans). Purchaser’s defined contribution plan (“Purchaser’s DC Plan”), which is intended to be “qualified” under Section 401(a) of the Code, contains or Purchase shall cause Purchaser’s DC Plan to contain all provisions necessary for the acceptance of direct rollovers (in the form of cash and/or notes relating to participant loans) of “eligible rollover distributions” as defined in the Code and applicable Law that Company Employees are eligible to receive from the Seller’s DC Plan. Purchaser, the Companies and Seller will cooperate with each other to enable such direct rollovers to occur before such loans become defaulted.

(d) Welfare Plans. The Sellers or its Affiliates (other than the Companies) will retain all liabilities for claims incurred by a Company Employee (and his or her eligible spouse and dependents) on or prior to the Closing Date under the Benefit Plans that are welfare benefit plans within the meaning of Section 3(1) of ERISA and all short term disability, salary continuation, severance plans or arrangements (the “Welfare Plans”). Purchaser will, or will cause the Companies or one of their Affiliates, to establish or continue to maintain one or more Purchaser Plans so as to provide benefits to Company Employees under such plans without any break in coverage or benefits, and Purchaser, the Companies, one of their Affiliates or such Purchaser Plan(s) will be responsible for all liabilities for claims incurred by a Company Employee (and his or her eligible spouse and dependents) after the Closing Date under the Welfare Plans. For this purpose claims under any medical, dental, vision, or prescription drug plan generally will be deemed to be incurred on the date that the service giving rise to such claim is performed and not when such claim is made; provided, however, that with respect to claims relating to hospitalization, the claim will be deemed to be incurred on the first day of such hospitalization and not on the date that such services are performed. Claims for disability under any long or short term disability plan will be incurred on the date the Company Employee is first absent from work because of the condition giving rise to such disability and not when the Company Employee is determined to be eligible for benefits under the applicable Welfare Plan. The applicable Seller will provide any continuation coverage required under Part 6 of Title I of ERISA or applicable state law (“COBRA”) to each “qualified beneficiary” as that term is defined in COBRA whose first “qualifying event” (as defined in COBRA) occurs on or prior to the Closing Date. Purchaser, the Companies, or one of their Affiliates will provide all COBRA continuation coverage to each “qualified beneficiary” as that term is defined in COBRA whose first “qualifying event” (as defined in COBRA) occurs after the Closing Date.

(e) Pension Benefits. Each non-union Company Employee shall be referred to herein as a “Company Non-Union Employee” and each union Company Employee shall be referred to herein as a “Company Union Employee.”

(i) Pension Benefits of Company Non-Union Employees. For 12 months after the Closing Date, the Company Non-Union Employees will participate in a defined benefit plan (within the meaning of 3(35) of ERISA), with a related trust or trusts intended to be “qualified” within the meaning of Section 401(a) of the Code, maintained by Purchaser or an Affiliate (the “Purchaser Non-Union Pension Plan”), on the same basis as other Purchaser non-union employees, as of the date of this Agreement (subject to any changes that may be effected to the terms of such participation after the Closing in accordance with the terms of the Purchaser Non-Union Pension Plan), provided that, the foregoing shall not limit Purchaser’s obligations pursuant to Section 4.5(b)(ii). Both before and after the Closing Date, Seller will retain all liabilities under the applicable Seller Pension Plan with respect to present and former nonunion employees of the Companies, including all Company Non-Union Employees.

(ii) Pension Benefits of Company Union Employees.

(A) Transfer of Liabilities and Obligations.

(1) As of the Closing Date, Purchaser will, or will cause the Companies to provide that the Company Union Employees will participate in one or more defined benefit plans (within the meaning of Section 3(35) of ERISA), with a related trust or trusts intended to be “qualified” within the meaning of Section 401(a) of the Code, maintained by Purchaser or an Affiliate (all such plans collectively, the “Purchaser Union Pension Plan”). In accordance with Section 414(l) of the Code, Seller will cause the applicable Seller Pension Plans to spin-off and transfer to the Purchaser Union Pension Plan all pension obligations and liabilities that are accrued and payable under the Seller Pension Plan to or with respect to all Company Union Employees. The Purchaser Union Pension Plan will provide that (1) the Company Union Employees’ accrued benefits under the Seller Pension Plans will be transferred to and credited under the Purchaser Union Pension Plan and (2) the Company Union Employees’ periods of service credited under the Seller Pension Plans will be credited for purposes of determining benefit accrual, vesting and eligibility under the Purchaser Pension Plan. Each Company Union Employee will participate in the Purchaser Union Pension Plan as of the Closing Date, on terms that satisfy the requirements of the collective bargaining agreement covering the Company Union Employee (subject to any changes that may be effected to the terms of such participation after Closing in accordance with the terms of the Purchaser Union Pension Plan). Notwithstanding any other provision of this Agreement, the Seller Pension Plans will continue to process and make all benefit payments and distributions to the Company Union Employees due under the Seller Pension Plans until the Pension Trust Transfer Date.

(2) As soon as practicable after the Closing Date, Seller will deliver to Purchaser a list reflecting each Company Union Employee’s service and compensation under the Seller Pension Plans, and each Company Union Employee’s accrued benefit thereunder as of the Closing Date.

(B) Transfer of Assets.

(1) As soon as practicable following the Closing Date, Seller will direct its actuary to determine, in compliance with Section 414(l) of the Code, the actuarial present value of the accrued plan benefits of the Company Employees in the Seller Pension Plans as of the Closing Date based on Section 4044 of ERISA and using the safe harbor assumptions set forth therein (the “Section 4044 Amount”). Not more than 90 days following the Closing Date, Seller shall deliver to Purchaser a report from its actuary setting forth the Section 4044 Amount and the assumptions upon which it was based.

(2) Promptly (but not more than 14 days) following delivery of the calculations referred to in Section 4.5(e)(ii)(B)(1), Seller will cause the assets held in each Seller Pension Plan Trust (determined as of immediately before the Closing) to be allocated between the Seller Pension Plan Trust and the Purchaser Pension Plan Trust in accordance with Section 414(l) of the Code and Section 4044 of ERISA to reflect the division of accrued plan benefits between the Seller Pension Plans and the Purchaser Pension Plan, as contemplated by Section 4.5(e)(ii)(A), and the portion of such assets allocated to the Purchaser Pension Plan to be transferred (in cash or in-kind as may be mutually agreed by Seller and Purchaser) to the Purchaser Pension Plan Trust (the date of such transfer, the “Pension Trust Transfer Date”).

(3) From and after the Closing Date, the Purchaser Union Pension Plan will process and make all benefit payments and distributions to the Company Union Employees due under the Purchaser Union Pension Plan, including with respect to benefits accrued under the Seller Pension Plans prior to the Closing Date. Both before and after the Closing Date, Seller will retain all liabilities with respect to former employees of the Company who terminated prior to or on the Closing date regardless of whether such former employees are deferred vested participants or participants in pay status.

(f) Except as provided in this Section 4.5, neither Purchaser nor any of its Affiliates shall have any liability with respect to any Benefit Plans or with respect to any obligations thereunder.

(g) No Modification. Nothing in this Section 4.5, express or implied, is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan or arrangement of either Seller, Purchaser, the Companies or any of their Affiliates or limit in any way the right of either Seller, Purchaser, the Companies or any of their Affiliates to amend, modify or terminate any of its respective employee benefit plans or arrangements.

Section 4.6 Directors’ and Officers’ Indemnification. For a period of six years following the Closing Date, the provisions of the articles of incorporation, the bylaws and the other similar corporate governance instruments of each Company concerning elimination of liability and indemnification of directors and officers shall not be amended in any manner that would adversely affect the rights thereunder of any Person that is as of the date hereof or as of the Closing Date an officer or director of either Company.

Section 4.7 Expenses. Except as otherwise provided herein, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expense, except that Purchaser shall pay the filing fees associated with the filing of notification and report forms under HSR Act.

Section 4.8 Control of Seller’s Business. Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct either of the Sellers’ operations prior to the Closing Date in violation of any applicable Law. Prior to the Closing Date, each of the Sellers and Purchaser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 4.9 Necessary Action. Subject to the terms and conditions of this Agreement, neither of the Sellers nor Purchaser shall take or knowingly fail to take any action that such Party reasonably believes is likely to result in any failure of the conditions to the transactions contemplated by this Agreement set forth in Article VI. Subject to the preservation of attorney-client privilege and applicable Law, each Seller and Purchaser shall permit Representatives of the other Party to participate fully in all substantive communications (whether in person, by telephone or otherwise) with Governmental Entities with respect to approvals or satisfaction of the other conditions to Closing contained in Section 6.1(a).

Section 4.10 Intangible Property Use Phase Out.

(a) “Retained IP” means the trademarks, service marks, brand names, copyrights, logos or trade, corporate or business names of Seller and its Affiliates (other than the Companies) that are not owned by the Companies but have historically been used by the Companies on packaging or printed advertising and promotional materials, invoices, letterhead, company forms, business cards or like materials (collectively, the “Packaging”).

(b) Purchaser will remove the Retained IP from all buildings, signs and vehicles of the Companies within 90 days after the Closing Date.

(c) Purchaser will cease using the Retained IP in its electronic databases and web sites within 90 days after the Closing Date.

(d) Purchaser may use the Packaging after the Closing Date (without altering or modifying such Packaging), until such Packaging is exhausted and in any event no more than 180 days after the Closing Date. Seller and its Affiliates, as applicable, hereby grant to Purchaser a non-exclusive, royalty free, fully paid-up nontransferable, non-sublicensable license to use Retained IP during such period as the Packaging is being used up by Purchaser.

Section 4.11 Tax Sharing Agreement. Effective as of the Closing, the Sellers will terminate participation of the Companies (as of the Closing Date) in any Tax sharing, Tax allocation, Tax indemnity or similar agreements in effect among the Sellers, the Companies or any of their Affiliates under which the Companies could be liable for any Taxes or other claims of any Person (other than the Companies) and all liabilities, duties and obligations of the Companies and any rights, claims or actions against the Companies under any such agreement shall be extinguished and such agreements shall have no further force or effect after the Closing.

Section 4.12 Termination of Affiliate Contracts. Except as set forth on Section 4.12 of the Seller Disclosure Schedule and except as agreed to in writing by Purchaser, all other Affiliate Contracts, including any agreements or understandings (written or oral) with respect thereto, shall terminate simultaneously with the Closing without any further action or liability on the part of the parties thereto other than this Agreement and the attached agreements as applicable.

Section 4.13 Financing. Not later than 90 days (with respect to N Company) and 120 days (with respect to G Company) after the date hereof, the Sellers shall deliver to the Purchaser (i) audited balance sheets of each Company as of December 31, 2007 and 2006 and (ii) audited statements of income and cash flows of each Company for the three year period ended December 31, 2007. In the event that the Closing has not occurred prior to February 14, 2009, if requested by Purchaser, not later than April 30, 2009, the Sellers shall deliver to the Purchaser (i) audited balance sheets of the Companies as of December 31, 2008 and audited statements of income and cash flows of the Companies for the year ended December 31, 2008. Purchaser shall be responsible for the cost and expense of the audits referenced in this Section 4.13. Prior to the Closing Date, within 30 days of written request by Purchaser, the Sellers shall deliver to Purchaser unaudited balance sheets and statements of income and cash flow of each Company for the most recently ended fiscal quarter (including relevant comparison to prior year periods) to the extent and in the form required to be included in Puchaser’s filings with the Securities and Exchange Commission under the rules and regulations of the Securities Act and Exchange Act; provided that the Sellers shall not be required to deliver such statements prior to the date that is 45 days after the end of such fiscal quarter. All such financial statements shall be prepared in accordance with GAAP. The Sellers shall, at Purchaser’s sole cost and expense, provide, and cause the relevant officers and employees of it and its Affiliates (including the Companies) to provide, all necessary cooperation and information in connection with the arrangement and obtaining of the permanent financing for Purchaser’s obligations hereunder as may be reasonably requested by Purchaser, including without limitation with prospective lenders and investors in customary presentations (including “road show” presentations and sessions with rating agencies), cooperation in the preparation and filing of any offering documents, customary management representation letters to support the issuance of any comfort letters, certifications of the chief financial officers with respect to solvency matters and the delivery of consolidated pro forma financial information.

Section 4.14 Other Agreements. Prior to the Closing Date, the Sellers shall:

(a) cause each Company to repay all of its outstanding indebtedness that is required to be paid more than 1 year from the date on which it was incurred out of the proceeds of a capital contribution by the applicable Seller to each Company;

(b) cause each Company to write off all abandoned utility plant or nonperforming assets on its balance sheets; and

(c) cause each Company to transfer to the applicable Seller or its Affiliates any common plant on such Company’s balance sheet that is being retained by such Seller after Closing and to settle any intercompany obligations arising as a result.

Section 4.15 Post-Closing Insurance Matters. With respect to the Policies (i) retroactive or retrospective premium adjustments or other payments that may be required under the relevant Policy that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date will be the responsibility of the Sellers and (ii) retroactive or retrospective premium adjustments or other payments that may be required under the relevant Policy that are not yet, but may be, required to be paid with respect to any period beginning before the Closing Date and ending after the Closing Date will be borne by the Sellers and Purchaser with the Sellers assuming the pre-Closing Date portion and the Purchaser assuming the post-Closing Date portion.

Section 4.16 Deliverables.

(a) To the extent not under the control of and at the location of the Companies and to the extent existing as of the date hereof or created or compiled by the Companies prior to the Closing Date in the ordinary course of business consistent with past practice, at the Closing Date or as expeditiously as practicable thereafter, but no later than 90 days after Closing Date, Seller Parent shall deliver all original books and records of the Companies to Purchaser, provided that (i) such books and records shall be delivered to Purchaser in such format as they exist at the time of delivery and are maintained by the Companies and their Affiliates and (ii) to the extent any books or records contain information relevant to other Affiliates of the Companies, Purchaser shall only be provided with a copy of the original document (it being understood that any information concerning such Affiliates will be maintained by Purchaser as confidential information under the Confidentiality Agreement). Subject to the foregoing, original books and currently maintained records shall include all physical and electronic files, documents, contracts, manuals, policies and procedures and other data, including personnel files, corporate stock records and all legal source documents pertinent to the owner of the Seller companies, including documents relating to the following subject areas: construction plant, utility operations; customer records; human resources; regulatory proceedings; and general ledger records.

(b) Delivery of such physical and electronic records described in 4.16(a), above, shall be to Purchaser’s place of business at Liberty Lane, Hampton New Hampshire. Seller Parent and its Affiliates will have no obligation to (i) upgrade, enhance or otherwise modify any computer hardware, software or network environment currently used by the Companies, (ii) create any new or enhanced electronic or data files that do not exist as of the date hereof or as may be created by the Companies prior to the Closing Date in the ordinary course of business consistent with past practice or (iii) convert from one format to another any Company data for use by Purchaser or any other person so long as the data and electronic files are readable to Purchaser through commercially reasonable means.

(c) Sellers shall transfer such records, whether physical or electronic, in compliance with any requirements concerning the confidentiality of information contained therein.

ARTICLE V

MATTERS RELATED TO TAXES

Section 5.1 Tax Indemnification.

(a) Notwithstanding any other provision in this Agreement to the contrary, the Sellers will be jointly and severally liable for, will pay, and will indemnify and hold Purchaser Indemnified Parties (as defined in Section 7.2(a)) harmless against, all Excluded Taxes.

(b) Except as set forth in Section 5.1(a) above, Purchaser will be liable for, will pay, and will indemnify Seller Indemnified Parties (as defined in Section 7.2(b)) against any and all Taxes imposed on or payable with respect to either Company or its business for Post- Closing Tax Periods (or any portion thereof).

(c) Anything herein to the contrary notwithstanding, each of Purchaser and Sellers will be responsible for one-half of any and all transfer Taxes that may be imposed upon, payable, collectible or incurred in connection herewith and the transactions contemplated hereby, regardless of the Person liable for such transfer Taxes under applicable Law. The Sellers and Purchaser will use commercially reasonable efforts to minimize the amount of such transfer Taxes and shall cooperate in timely making all filings, returns, reports and forms as may be required to comply with the provisions of such Tax Laws.

(d) For purposes of Section 5.1, in the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the Pre-Closing Period shall be:

(i) in the case of Taxes that are either (x) based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount which would be payable if the taxable year ended on and included the Closing Date; and

(ii) in the case of Taxes imposed on a periodic basis with respect to the assets of either Company, or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period.

(e) The applicable Seller or Purchaser, as the case may be, will provide reimbursement for any Tax paid by one Party, all or a portion of which is the responsibility of the other Party pursuant to this Section 5.1. Payment by the indemnifying Party of any amount due under this Section 5.1 will be made within 10 days following written notice by the indemnified Party that payment of such amount is due and without right of offset; provided, that, if the indemnified Party is required to make a payment to a taxing authority, the indemnifying Party will not be required to make any payment earlier than three days before such payment is due.

(f) Notwithstanding any language in Article VII to the contrary, the provisions of Article V shall govern all claims for indemnification for Taxes.

Section 5.2 Preparation and Filing of Tax Returns.

(a) Seller or Seller Parent will timely prepare and file or will cause to be timely prepared and filed (giving effect to any validly obtained extensions) (i) any combined, consolidated or unitary Income Tax Return that includes either Company on the one hand and Seller Parent, Seller or any of either Person’s other Affiliates on the other hand, and (ii) any Tax Return of either Company for any Pre-Closing Period (collectively, “Seller Tax Returns”). All Seller Tax Returns shall be prepared in a manner consistent with past practice.

(b) Purchaser will, except to the extent that such Tax Returns are the responsibility of Sellers under Section 5.2(a), timely prepare and file or will cause to be timely prepared and filed all Tax Returns with respect to each Company. For any Straddle Period Tax Return of each Company that is the responsibility of Purchaser under this Section 5.2(b), the Party filing such Tax Return pursuant to Section 5.2(a) will deliver to the other Party for its review, comment and approval (which approval will not be unreasonably withheld or delayed) a copy of such proposed Tax Return or, to the extent such Tax Return is filed on a combined, unified, or consolidated basis, a pro forma Tax Return of such Company (and, with respect to a Straddle Period Tax Return, an allocation between the Pre-Closing Period and the Post-Closing Period of the Taxes shown to be due on such Tax Return) at least 30 days prior to the due date (giving effect to any validly obtained extensions) thereof.

(c) Seller Parent or Seller shall pay or cause to be paid when due and payable in the manner prescribed by applicable law all Income Taxes properly shown on a Tax Return that Seller or Seller Parent is required to file (or cause to be filed) pursuant to the terms of paragraph (a) above, and, subject to Section 5.1, Purchaser shall do the same with respect to all Taxes properly shown on a Tax Return that Purchaser is required to file (or cause to be filed) pursuant to the terms of paragraph (a) above.

Section 5.3 Refunds, Credits and Carrybacks.

(a) The Sellers will be entitled to any refunds or credits of or against any Excluded Taxes and Purchaser shall be entitled to all other refunds or credits of or against any other Taxes. Purchaser or the applicable Seller (as the case may be) will, at the other Party’s reasonable request and, subject to Section 5.1(a), at the requesting Party’s sole expense, cause the relevant entity to file for and use commercially reasonable efforts to obtain any refund or credit to which the requesting Party is entitled under applicable Law.

(b) Purchaser will cause each Company promptly to forward to the applicable Seller or to reimburse the applicable Seller for any refunds or credits due such Seller, including any interest thereon that is paid to Purchaser with respect to such refund or credit by a Governmental Entity (pursuant to the terms of this Article V) after Purchaser has actually received such refund or actually reduced its Tax liability by the amount of such credit, and Seller Parent or Seller will promptly forward to Purchaser or reimburse Purchaser for any refunds or credits due Purchaser, including any interest thereon that is paid to Seller or Seller Parent with respect to such refund or credit by a Governmental Entity (pursuant to the terms of this Article V) after Seller, Seller Parent or any of their Affiliates has actually received such refund or actually reduced its Tax liability by the amount of such credit.

(c) Purchaser agrees that neither Company will elect to carry back any item of loss, deduction or credit that arises in any taxable period ending after the Closing Date and that relates to or affects any Excluded Tax (a “Subsequent Loss”) into any taxable period ending on or before the Closing Date. Purchaser agrees to make the election to forego any such loss carryback under Treasury Regulation Section 1.1502-21(b)(3)(ii)(b).

Section 5.4 Section 338 Election.

(a) Purchaser and Seller Parent, Seller and any of their Affiliates shall jointly make a timely election pursuant to Section 338(h)(10) of the Code, Treasury Regulation Section 1.338(h)(10)-1 and any analogous election under applicable state and local law (collectively, the “Section 338(h)(10) Election”) with respect to the purchase by Purchaser of the Company Shares pursuant to this Agreement, in which case (i) with respect to the federal election, Purchaser shall prepare a Form 8023 (with all attachments) in accordance with this Section 5.4 and deliver such form to Seller for Seller’s review and approval, which approval shall not be unreasonably withheld, conditioned or delayed, (ii) Seller Parent, Seller and any of their relevant Affiliates will sign such forms and authorize Purchaser to file the completed and signed election forms as required by applicable Law, (iii) Purchaser and Seller Parent, Seller and their Affiliates shall report the purchase by Purchaser of the Company Shares for federal and state Income Tax purposes consistent with the Section 338(h)(10) Election, and as a sale of stock (and not a sale of assets) for all other tax purposes, and neither the Purchaser nor either Seller shall take (or permit any Affiliate to take) any position to the contrary thereto in any Tax Return or any Tax Proceeding, unless such position is, as a result of a “final determination” (as such term is defined in Section 1313(a) of the Code), decided or agreed to be incorrect, and (iv) Seller Parent shall include any Taxes imposed with respect to the gain recognized as a result of the Section 338(h)(10) Election on its Income Tax Returns. The Sellers shall pay any Tax imposed on either of the Companies or their Affiliates attributable to the making of the Section 338(h)(10) Election, including any state, local or foreign Tax imposed on the gain of either of the Companies or their Affiliates, and the Sellers shall indemnify Purchaser, the Companies, and their Affiliates against any adverse consequences arising out of such Taxes.

(b) In connection with the Section 338(h)(10) Election, prior to the Closing, Purchaser and the Seller shall agree upon and prepare a schedule setting forth the Aggregate Deemed Sales Price and Adjusted Grossed-up Basis (each as defined under the applicable Treasury Regulations) and the allocation of such Aggregate Deemed Sales Price and Adjusted Grossed-up Basis among the assets of each Company. Purchaser and Seller shall be bound by such allocation for purposes of determining any Income Taxes, shall prepare and file (or cause to be prepared and filed) all Income Tax Returns to be filed with any taxing authority in a manner consistent with such allocation, and shall not take (or permit any Affiliate to take) any position inconsistent with such allocation on federal or applicable state income Tax Return or in any Tax Proceeding, unless such position is, as a result of a “final determination” (as such term is defined in Section 1313(a) of the Code), decided or agreed to be incorrect. If Seller and Purchaser cannot agree upon any item on the schedule, such disputed item shall be submitted to a nationally-recognized accounting firm mutually agreed to by the Parties (the “Accountant”) along with each Party’s position with respect thereto and the Accountant shall provide its determination with respect to such disputed items based on the positions of the Parties and such determination shall be binding on the Parties. To the extent necessary, the allocation shall be adjusted to reflect any adjustment to the Purchase Price pursuant to this Agreement (including pursuant to Section 1.5 of this Agreement).

(c) In the event that any allocation described in Section 5.4(b) is questioned, audited or disputed by any taxing authority, the Party receiving notice thereof shall promptly notify the other Party and the provisions of Section 5.5 shall govern any Tax Claim that might arise in connection with a challenge of the allocation agreed upon pursuant to Section 5.4(b).

(d) Notwithstanding any provision in this Agreement to the contrary, this Article V and Article VII shall not be interpreted in any manner that would require Purchaser or its Affiliates to be liable for or indemnify the Sellers or their Affiliates against any Taxes imposed on either Seller or their Affiliates with respect to the gain recognized by such Seller for Tax purposes with respect to the transactions contemplated by this Agreement.

Section 5.5 Tax Contests.

(a) If any taxing authority asserts or proposes a Tax Claim in respect of either Company, then the Party hereto first receiving notice of such Tax Claim promptly will provide written notice thereof to the other Party hereto; provided, however, that the failure of such Party to give such prompt notice will not relieve the other Party of any of its obligations under this Article V, except to the extent that the other Party is materially prejudiced thereby. Such notice will specify in reasonable detail the basis for such Tax Claim to the extent the Party giving such notice is aware of such basis and will include a copy of the relevant portion of any correspondence received from the taxing authority.

(b) Subject to Section 5.5(d), the Sellers will have the right to control, at their own expense, any audit, examination, contest, litigation or other proceeding by or against any taxing authority (a “Tax Proceeding”) in respect of each Company that solely involves Excluded Taxes; provided, however, that (i) Purchaser will be entitled to participate in such Tax Proceeding and receive copies of any written materials relating to such Tax Proceeding received from the relevant taxing authority, and (ii) the Sellers will not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Purchaser, which consent will not be unreasonably withheld, conditioned or delayed.

(c) In the case of a Tax Proceeding for a Straddle Period of either Company, the Controlling Party will have the right to control, at its own expense, such Tax Proceeding; provided, however, that (i) the Non-Controlling Party will be entitled to participate in such Tax Proceeding, at its own expense, if such Tax Proceeding could have an adverse impact on the Non-Controlling Party or any of its Affiliates and (ii) the Controlling Party will not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent, which consent will not be unreasonably withheld, conditioned or delayed, of the Non-Controlling Party.

(d) Purchaser will have the right to control (i) any Tax Proceeding involving either Company (other than a Tax Proceeding described in clauses (b) and (c) of this Section 5.5), and (ii) notwithstanding any provision in this Agreement to the contrary, all Tax Proceedings relating to a consolidated, unified, or combined group that includes a Company on the one hand and Purchaser or any of its other Affiliates on the other hand if such Tax Proceeding involves issues or matters that do not relate solely to Excluded Taxes.

(e) The Controlling Party will indemnify and hold the Non-Controlling Party, its Affiliates and their respective officers, directors, employees and agents, harmless from any Taxes (and any related costs imposed by a court or other tribunal) arising out of or resulting from the Controlling Party’s failure to comply with its obligations under clauses (b) or (c) of this Section 5.5, as the case may be.

Section 5.6 Cooperation. Each Party hereto will, and will cause its Affiliates to, provide to the other Party hereto (and its consultants, advisors and auditors) such cooperation, documentation and information as either of them reasonably may request in (a) filing any Tax Return, amended Tax Return or claim for refund, (b) determining a liability for Taxes or an indemnity obligation under this Article V or a right to refund of or credit for Taxes, (c) conducting any Tax Proceeding, (d) preparing financial statements, or (e) determining an allocation of Taxes between a Pre-Closing Period and Post-Closing Period. Such cooperation and information will include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other information, that any such Party may possess. Each Party will retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities for their respective Tax periods ending on or prior to the Closing Date until the expiration of the statute of limitations, including extensions thereto, plus one year, for the Tax periods to which the Tax Returns and other documents relate. Thereafter, the Party holding such Tax Returns or other documents may dispose of them after offering the other Party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other Party’s own expense. Each Party will make its employees reasonably available on a mutually convenient basis (at the cost of the requesting Party, unless such request relates to a matter against which the requesting Party is indemnified pursuant to this Article V) to provide assistance pursuant to this Section 5.6.

Section 5.7 Survival of Obligations. The obligations of the parties set forth in this Article V and the representations and warranties set forth in Section 2.11 shall remain in effect for the period of 60 days after the expiration of the relevant statutes of limitations; provided, however, that any claims for indemnification relating to a breach of any such covenant or representation or warranty made in good faith by notice in writing given prior to such termination date will survive such date.

Section 5.8 Certain Definitions. For purposes of this Agreement:

(a) “Controlling Party” means (i) with respect to Tax Proceedings described in Section 5.5(b), the Sellers, (ii) with respect to Tax Proceedings described in Section 5.5(c), whichever of the Sellers or Purchaser is reasonably expected to bear the greater Tax liability in connection with a Straddle Period Tax Proceeding, and (iii) with respect to Tax Proceedings described in Section 5.5(d), Purchaser;

(b) “Excluded Taxes” means any and all (i) Taxes imposed on or payable with respect to either Company or its business that relate to, arise out of or are attributable to any Pre-Closing Period or portion thereof), but only to the extent such Taxes are not taken into account as a reduction in the computation of Closing Net Working Capital; (ii) Taxes of a Person other than a Company for which a Company may be liable under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or non- U.S. Tax Law) as a result of being a member of any group which files or has filed a Tax Return on a consolidated, combined, or unitary basis for a taxable period ending on or before the Closing Date; (iii) except with respect to transfer Taxes, Taxes resulting from or attributable to transactions contemplated by this Agreement or that are undertaken at the direction of or for the benefit of either Seller; (iv) Losses relating to, arising out of, or resulting from a breach of warranty or misrepresentation under Section 2.11 or the breach of any covenants or agreements relating to Tax matters set forth in this Agreement (determined without regard to any matters set forth in the Seller Disclosure Schedule); and (v) all reasonable costs and expenses relating to the review, investigation, remediation, settlement, contest, adjudication and analysis of any matter relating to the Taxes and Losses described in clauses (i) – (iv), other than costs incurred pursuant to Section 5.5(c)(i). For purposes hereof, in the case of any Straddle Period, Taxes of a Company or its business allocable to the Pre-Closing Period will be computed in accordance with Section 5.1(d);

(c) “Income Tax” means any Tax computed in whole or in part based on the net income of a Company.

(d) “Non-Controlling Party” means whichever of the Sellers or Purchaser is not the Controlling Party with respect to a Tax Proceeding described in Section 5.5;

(e) “Post-Closing Period” means any taxable period (or portion thereof) beginning after the Closing Date;

(f) “Pre-Closing Period” means any taxable period (or portion thereof) ending on or before the Closing Date;

(g) “Straddle Period” means a Tax year or Tax period that begins before and ends after the Closing Date;

(h) “Straddle Period Tax Return” means any Tax Return with respect to a taxable period beginning on or prior to and ending after the Closing Date;

(i) “Tax Claim” means any claim with respect to Taxes made by any taxing authority that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under this Article V; and

(j) “Tax Return” means all federal, state, local or foreign (including any other governmental subdivision or taxing authority) tax returns, reports or similar statements, and any declaration, statement, report, schedule, form, or information return, or any amendment to any of the foregoing, relating to Taxes, including any of the foregoing filed or required to be filed on a consolidated, combined, unitary or other similar basis, and all attachments thereto, as well as any records or documents that are required to be kept or maintained by applicable Laws.

ARTICLE VI

CONDITIONS

Section 6.1 Conditions to Each Party’s Obligations. The respective obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver at or prior to the Closing Date of each of the following conditions:

(a) Regulatory Consents. (i) The waiting period (and any extension thereof) applicable to the sale of the Company Shares under the HSR Act shall have expired or been terminated, and (ii) except for the waiting period applicable to the sale of the Company Shares under the HSR Act, the Seller Required Statutory Approvals and the Purchaser Required Statutory Approvals shall have been made or obtained, and each shall have become a Final Order and such Final Orders shall not contain any condition, limitation or restriction that would reasonably be expected to have a Company Material Adverse Effect. As used in this Agreement, “Final Order” means action by the relevant Governmental Entity which has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by law before the transactions contemplated hereby may be consummated has expired, and as to which all conditions to the consummation of such transactions prescribed by law, regulation or order have been satisfied.

(b) Third-Party Consents. The third-party consents listed on Schedule 6.1(b) of the Seller Disclosure Schedule shall have been made or obtained (as the case may be), except for those consents that the failure to obtain would not have a Company Material Adverse Effect.

(c) Transition Services Agreement. The Sellers and the Companies shall have entered into a Transition Services Agreement, substantially consistent with the term sheet attached hereto as Exhibit C.

(d) Litigation. No court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the transactions contemplated by this Agreement (collectively, an “Order”), and no Governmental Entity shall have instituted any proceeding or threatened to institute any proceeding seeking any such Order.

Section 6.2 Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement are also subject to the satisfaction or waiver by Purchaser at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties set forth in Article II (disregarding all materiality, material or Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date (except where any representation and warranty expressly speaks as of an earlier date, in which case it shall be true and correct as of such date), except for such inaccuracies in, breaches of and omissions from such representations and warranties as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Covenants. The Sellers shall have performed in all material respects all the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Additional Seller Closing Deliveries. The applicable Seller or the applicable Company, as the case may be, shall have delivered to Purchaser each of the following:

(i) certificates representing the Company Shares, which shall be duly endorsed in blank, or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer stamps, if any, affixed;

(ii) a certificate signed on behalf of the Seller, by an executive officer of the Seller, to the effect that the conditions set forth in Section 6.2(a) and (b) have been satisfied;

(iii) a certificate executed by the Secretary or an Assistant Secretary of the Seller certifying as of the Closing Date (A) a true and complete copy of the articles of incorporation of each Company; (B) a true and complete copy of the bylaws of each Company; (C) a true and complete copy of the resolutions of the board of directors of the Seller authorizing the execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated by this Agreement; and (D) incumbency matters; and

(iv) a certificate of the Secretary of State or other applicable Governmental Entity certifying the good standing of each Company in its jurisdiction of organization as of a date within seven days of the Closing Date;

(v) a duly-executed certificate of non-foreign status in the form and manner that complies with Section 1445 of the Code; and

(vi) letters of resignations from their respective position of each of the directors of each Company.

Section 6.3 Conditions to Obligation of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement are also subject to the satisfaction or waiver by Sellers at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties set forth in Article III (disregarding all materiality, material or Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date (except where any representation and warranty expressly speaks as of an earlier date, in which case it shall be true and correct as of such date), except for such inaccuracies in, breaches of and omissions from such representations and warranties as would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Additional Purchaser Closing Deliveries. Purchaser shall have delivered to Sellers each of the following:

(i) payment of an amount equal to the Initial Purchase Price, plus the Estimated Net Working Capital as set forth in Section 1.4;

(ii) a certificate signed on behalf of Purchaser, by an executive officer of each of Purchaser and Purchaser, to the effect that the conditions set forth in Section 6.3(a) and (b) have been satisfied.

(iii) a certificate executed by the Secretary or an Assistant Secretary of Purchaser certifying as of the Closing Date (A) a true and complete copy of the certificate of incorporation of Purchaser; (B) a true and complete copy of the bylaws of Purchaser; (C) a true and complete copy of the resolutions of the board of directors of Purchaser authorizing the execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated by this Agreement; and (D) incumbency matters; and

(iv) a certificate of the Secretary of State or other applicable Governmental Entity certifying the good standing of Purchaser in its jurisdiction of organization as of a date within seven days of the Closing Date.

ARTICLE VII

SURVIVAL AND INDEMNIFICATION

Section 7.1 Survival of Representations. Subject to Section 5.7, the representations and warranties made in this Agreement will terminate on the 18-month anniversary of the Closing Date, except for (i) the representations and warranties set forth in Section 2.8 (Employee Benefits) and Section 2.10 (Environmental Matters) which will terminate on the four-year anniversary of the Closing Date; (ii) the representations and warranties set forth in Section 2.11 (Taxes) which shall survive after the Closing Date until sixty (60) days after the expiration of the applicable statute of limitations period, and (iii) the representations set forth in Section 2.1 (Organization, Good Standing and Qualification), Section 2.2 (Capital Structure), Section 2.3 (Authorization, Validity and Execution), Section 2.15 (Brokers and Finders), Section 3.1 (Organization, Good Standing and Qualification), Section 3.2 (Authorization, Validity and Execution) and Section 3.7 (Brokers and finders) which will survive indefinitely after the Closing Date; provided, however, that any claims of a breach of any such surviving representation or warranty made in good faith by notice in writing given prior to such termination date will survive such date to the extent of the facts alleged in such claim.

Section 7.2 Indemnification other than for Taxes.

(a) Indemnification by Sellers. Following the Closing, subject to the survival periods set forth in Section 7.1 and the limitations set forth in Section 7.3, the Sellers will jointly and severally indemnify Purchaser, its Affiliates and their respective officers, directors, employees and agents (the “Purchaser Indemnified Parties”) against, and hold them harmless from, any claims, losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) arising from:

(i) any breach of any representation or warranty (without regard to any qualifier as to materiality or material adverse effect) of the Sellers in this Agreement (other than with respect to Taxes, which are covered by Article V),

(ii) any breach of any covenant by the Sellers set forth in this Agreement (other than with respect to Taxes, which are covered by Article V);

(iii) any liability of the Companies relating to the pending regulatory proceedings listed on Section 7.2(a)(iii) of the Seller Disclosure Schedule; and

(iv) any liability of the Companies relating to any regulatory fines, fees or disallowances with respect to events or actions occurring prior to the Closing Date that are not disclosed on the Seller Disclosure Schedules and are the subject of a regulatory proceeding commenced and docketed by the MPUC or the NHPUC prior to the Closing Date, provided that subject to the limitations of Section 7.3, Sellers shall only be responsible for fifty percent (50%) of such liabilities.

(b) Indemnification by Purchaser. Following the Closing, subject to the limitations set forth in Section 7.3, Purchaser will indemnify the Sellers, their Affiliates and their respective officers, directors, employees and agents (the “Seller Indemnified Parties”), against, and hold them harmless from, any Losses arising from:

(i) any breach of any representation or warranty (without regard to any qualifier as to materiality or material adverse effect) of Purchaser or Purchaser in this Agreement (other than with respect to Taxes, which are covered by Article V), and

(ii) any breach of any covenant by Purchaser or Purchaser set forth in this Agreement (other than with respect to Taxes, which are covered by Article V).

Section 7.3 Limits on Indemnification.

(a) The Sellers will not be required to indemnify any Purchaser Indemnified Party pursuant to Section 7.2(a), (x) for any individual item where Losses relating thereto for which the Sellers would otherwise be required to indemnify the Purchaser Indemnified Parties hereunder are less than $100,000 and (y) unless the aggregate amount of Losses for which the Sellers would otherwise be required to indemnify the Purchaser Indemnified Parties hereunder exceeds one percent (1%) of the Purchase Price, and in such case the Sellers will only be required to indemnify the Purchaser Indemnified Parties for aggregate Losses in excess of the first one percent (1%) of the Purchase Price. Notwithstanding anything to the contrary contained in this Agreement, the maximum aggregate amount of Losses for which the Sellers will be obligated to indemnify the Purchaser Indemnified Parties under Section 7.2(a) will be an amount equal to ten percent (10%) of the Purchase Price.

(b) In case any event occurs which would otherwise entitle either Party to assert a claim for indemnification under this Article VII, no Losses will be deemed to have been sustained by such Party to the extent of (i) any net Tax benefit actually realized by such Party arising from the incurrence or payment of any such Loss (such benefit to be determined as having been actually realized to the extent there is a savings in Tax liability after taking into account all of the other Tax attributes of such party and its Affiliates), or (ii) any proceeds received or to be received by such Party from any insurance policies with respect thereto.

(c) An Indemnifying Party will not be liable under this Article VII for (i) any Losses which represent the cost of repairs, replacements or improvements to the extent they clearly enhance the value of the repaired, replaced or improved asset above its value on the Closing Date, or which represent the cost of repair or replacement in excess of the lowest reasonable cost of such repair or replacement, or (ii) consequential damages, special damages, incidental damages, indirect damages, punitive damages, lost profits relating to the same or losses based on a multiple of earnings, or similar items or (iii) any Losses that have been recovered or are approved for recovery by either Company under its approved rates.

(d) To the extent that an Indemnifying Party discharges any claim for indemnification under this Article VII, such Indemnifying Party will be subrogated to all related rights of the Indemnified Party against third parties.

(e) Each Indemnified Party will be obligated in connection with any claim for indemnification under Section 7.2 to use commercially reasonable efforts to mitigate Losses upon and after becoming aware of any event that could reasonably be expected to give rise to such Losses.

Section 7.4 Procedure for Indemnification. Any Party seeking indemnification under this Article VII (an “Indemnified Party”) will give each Party from whom indemnification is being sought (each, an “Indemnifying Party”) notice of any matter for which such Indemnified Party is seeking indemnification, stating the amount of the Losses, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The obligations of an Indemnifying Party under this Article VII with respect to Losses arising from any claims of any third party which are subject to the indemnification provided for in this Article VII (collectively, “Third-Party Claims”) will be governed by and contingent upon the following additional terms and conditions: If an Indemnified Party receives, after the Closing Date, initial notice of any Third-Party Claim, the Indemnified Party will give the Indemnifying Party notice of such Third-Party Claim as soon as practicable following receipt by the Indemnified Party of such notice; provided, however, that the failure to provide such timely notice will not release the Indemnifying Party from any of its obligations under this Article VII, except to the extent the Indemnifying Party is prejudiced by such failure. The Indemnifying Party will be entitled to assume and control the defense of such Third-Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within 30 days of the receipt of such notice from the Indemnified Party; provided, however, that if there exists a conflict of interest (including the availability of one or more legal defenses to the Indemnified Party which are not available to the Indemnifying Party) that would make it inappropriate in the reasonable judgment of the Indemnified Party (upon and in conformity with advice of counsel) for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party will be entitled to retain one counsel (plus one local counsel, if necessary), reasonably acceptable to the Indemnifying Party, at the expense of the Indemnifying Party, provided that the Indemnified Party and such counsel will contest such Third-Party Claims in good faith. In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third-Party Claim as provided above, the Indemnified Party will cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third-Party Claim, the Indemnifying Party will cooperate with the Indemnified Party in such defense and make available to the Indemnified Party all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party. The Indemnifying Party will not, without the written consent of the Indemnified Party (which will not be unreasonably withheld or delayed), settle or compromise any Third-Party Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to Indemnified Party of a written release from all liability in respect of such Third-Party Claim. No Third-Party Claim which is being defended in good faith by the Indemnifying Party or which is being defended by the Indemnified Party as provided above in this Section 7.4 will be settled by the Indemnified Party without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

Section 7.5 Exclusive Remedy. Following the Closing, except as provided in Article V, the indemnification provided for in this Article VII will constitute the sole remedy of any Party to the Agreement with respect to (a) breaches by the other Party to the Agreement of any of the representations, warranties, agreements or covenants contained herein or in certificates delivered pursuant to Section 6.2(c)(ii) or Section 6.3(c)(ii), (b) any events, circumstances or conditions which are the subject of the representations, warranties, covenants or agreements contained in the Agreement or in certificates delivered pursuant to Section 6.2(c)(ii) or Section 6.3(c)(ii), (c) any other matters related to the transactions contemplated by the Agreement and (d) any other events, circumstances or conditions relating to the ownership or operation of the Companies prior to the Closing Date.

Section 7.6 Counsel Representation.

(a) In any proceeding by or against any Purchaser Indemnified Party wherein any Purchaser Indemnified Party asserts or prosecutes any claim under, or otherwise seeks to enforce, this Agreement, Purchaser agrees in connection with such proceeding (a) that no Purchaser Indemnified Party or counsel therefor will move to seek disqualification of Schiff Hardin LLP, (b) to waive any right any Purchaser Indemnified Party may have to assert the attorney-client privilege against Schiff Hardin LLP or either Seller or any of their Affiliates with respect to any communication or information contained in Schiff Hardin LLP’s possession or files and (c) to consent to the representation of either Seller and their Affiliates by Schiff Hardin LLP, notwithstanding that Schiff Hardin LLP has or may have represented either Seller and their Affiliates as counsel in connection with any matter, including any transaction (including the transactions contemplated by this Agreement), negotiation, investigation, proceeding or action, prior to the Closing.

(b) In any proceeding by or against any Seller Indemnified Party wherein any Seller Indemnified Party asserts or prosecutes any claim under, or otherwise seeks to enforce, this Agreement, Seller agrees in connection with such proceeding (a) that no Seller Indemnified Party or counsel therefor will move to seek disqualification of Dewey & LeBoeuf LLP, (b) to waive any right any Seller Indemnified Party may have to assert the attorney-client privilege against Dewey & LeBoeuf LLP or the Purchaser or any of its Affiliates with respect to any communication or information contained in Dewey & LeBoeuf LLP’s possession or files and (c) to consent to the representation of Purchaser and its Affiliates by Dewey & LeBoeuf LLP, notwithstanding that Dewey & LeBoeuf LLP has or may have represented the Purchaser and its Affiliates as counsel in connection with any matter, including any transaction (including the transactions contemplated by this Agreement), negotiation, investigation, proceeding or action, prior to the Closing.

ARTICLE VIII

ARTICLE VIII TERMINATION

Section 8.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing Date by mutual written consent of the Sellers and Purchaser.

Section 8.2 Termination by Either Sellers or Purchaser. This Agreement may be terminated at any time prior to the Closing Date:

(a) by Purchaser or the Sellers (upon written notice to the other Party), if the Closing shall not have occurred by twelve (12) months (the “Termination Date”); provided that the Termination Date shall be automatically extended for six (6) months if, on the twelve (12) month anniversary of the date hereof: (i) any of the Required Statutory Approvals described in Section 6.1(a) have not been obtained or waived, (ii) each of the other conditions to the consummation of the transactions contemplated by this Agreement set forth in Article VI has been satisfied or waived or remains capable of satisfaction and (iii) any Required Statutory Approval that has not yet been obtained is being pursued diligently and in good faith; or

(b) by Purchaser or the Sellers (upon written notice to the other Party), if (i) any Order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall become final and non-appealable or (ii) any Law is in effect or is adopted or issued, which has the effect of prohibiting the consummation of the transactions contemplated by this Agreement;

provided that the right to terminate this Agreement pursuant to Section 8.2 (a) and (b) shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that caused or resulted in the failure of the Closing to occur.

(c) by the Sellers if:

(i) there exist material breaches of the representations and warranties of Purchaser made herein as of the date hereof which breaches, individually or in the aggregate, would reasonably be expected to result in a Purchaser Material Adverse Effect, and such breaches shall not have been remedied within thirty (30) days after receipt by Purchaser of notice from the Sellers, specifying the nature of such breaches and requesting that they be remedied; or

(ii) there shall have been a material breach of any covenant or agreement of Purchaser hereunder, and such failure to perform or comply shall not have been remedied within thirty (30) days after receipt by Purchaser of notice in writing from the Sellers, specifying the nature of such failure and requesting that it be remedied; and

(d) by Purchaser if:

(i) there exist material breaches of the representations and warranties of the Sellers made herein as of the date hereof which breaches, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect, and such breaches shall not have been remedied within thirty (30) days after receipt by the Sellers of notice from Purchaser, specifying the nature of such breaches and requesting that they be remedied; or

(ii) there shall have been a material breach of any covenant or agreement of Sellers hereunder, and such failure to perform or comply shall not have been remedied within thirty (30) days after receipt by the Sellers of notice in writing from Purchaser, specifying the nature of such failure and requesting that it be remedied.

Section 8.3 Effect of Termination and Abandonment. In the event of termination of this Agreement pursuant to this Article VIII, this Agreement (other than Article IX, the agreements of the Sellers and Purchaser contained in Section 4.6 (Expenses), this Section 8.3 (Effect of Termination and Abandonment) and the Confidentiality Agreement) shall become void and of no effect with no liability on the part of any Party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives); provided, however, that no such termination shall relieve any Party hereto of any liability or damages resulting from any willful and material breach of this Agreement.

ARTICLE IX

ARTICLE IX MISCELLANEOUS AND GENERAL

Section 9.1 Modification or Amendment. Subject to the provisions of applicable Law, the Parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective Parties.

Section 9.2 Waiver of Conditions. At any time prior to the Closing Date, any Party hereto may extend the time for the performance of any of the obligations or other acts of the other Party hereto or waive any inaccuracies in any of the representations and warranties contained herein or in any document delivered pursuant hereto. The conditions to each of the Parties’ obligations to consummate the transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and shall not operate as a waiver of, or estoppel with respect to any subsequent or other inaccuracy or failure of performance.

Section 9.3 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 9.4 Governing Law and Venue; Waiver of Jury Trial; Waiver of Certain Damages.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE COMMONWEALTH OF MASSACHUSETTS WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF. Except as provided in Article V, the Parties hereby irrevocably submit to the exclusive jurisdiction of the courts of the Commonwealth of Massachusetts and the Federal courts of the United States of America located in the Commonwealth of Massachusetts solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Commonwealth of Massachusetts or Federal court. Except as provided in Article V, the Parties hereby consent to and grant any such court exclusive jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.5 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.4.

(c) Each Party hereto waives, to the fullest extent permitted by applicable Law any right it may have to receive damages from any other Party for consequential damages, special damages, incidental damages, indirect damages, punitive damages, lost profits relating to the same or losses based on a multiple of earnings, tax consequences or similar items.

Section 9.5 Notices. Any notice, request, instruction or other document to be given hereunder by any Party to the others shall be in writing and delivered personally or sent by registered or certified mail (return receipt requested), postage prepaid, or sent by reputable overnight courier service or by facsimile (which is confirmed):

(a)	If to either Seller:

c/o NiSource Inc.

801 East 86th Avenue

Merrillville, Indiana 46410

Telephone No.: (877) 647-5990

Facsimile No.: (219) 647-6247

Attention: Michael W. O’Donnell, Executive Vice President and Chief Financial Officer

	with a copy to:	Schiff Hardin LLP 6600 Sears Tower Chicago, Illinois 60606 Telephone No.: (312) 258-5500 Facsimile No.: (312) 258-5600 Attention: Robert J. Minkus, Esq

(b)	If to Purchaser:

Unitil Corporation 6 Liberty Lane West Hampton, New Hampshire 03842 Telephone No.: (603) 773-6422 Facsimile No.: (603) 773-6622 Attention: Robert G. Schoenberger, Chairman and CEO

	with a copy to:	Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019 Telephone No.: 212-259-8000 Facsimile No.: 212-259-6333 Attention: Sheri E. Bloomberg, Esq.

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

Section 9.6 Entire Agreement. This Agreement (including any exhibits hereto), the Seller Disclosure Schedule, the Purchaser Disclosure Schedule and the Confidentiality Agreement, dated October 5, 2007 executed by Purchaser in favor of the Sellers (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

Section 9.7 No Third Party Beneficiaries. Except as provided in Article VII (Survival and Indemnification), this Agreement is not intended to confer and shall not confer upon any Person other than the Parties hereto any rights or remedies hereunder.

Section 9.8 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby will be paid by the Party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

Section 9.9 Disclosure Schedules. Unless otherwise defined therein, all capitalized terms used in the Seller Disclosure Schedule or the Purchaser Disclosure Schedule will have the meanings ascribed to them therein, and all section references in the schedules refer to the corresponding section hereof. The attachments to the schedules form an integral part of the schedules and are incorporated by reference for all purposes as if set forth fully therein. The headings contained in the schedules are for convenience of reference purposes only and will not affect in any way the meaning or interpretation of this Agreement or the schedules. No reference to or disclosure of any item or other matter in the schedules will be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the schedules. No disclosure in the schedules relating to any possible breach or violation of any Contract or Law will be construed as an admission or indication that any such breach or violation exists or has actually occurred. The exceptions, modifications, descriptions and disclosures in any schedule are made for all relevant purposes of this Agreement and are exceptions by the Sellers to all representations and warranties set forth in this Agreement or in any instrument delivered pursuant to this Agreement to the extent applicable thereto.

Section 9.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.11 Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrase “made available” in this Agreement means that the information referred to has been made available if requested by the Party to whom such information is to be made available. The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, will be deemed to refer to the date first written in the preamble of this Agreement. Unless the context otherwise requires, the use of the singular shall include the plural, the use of the masculine shall include the feminine, and vice versa. As used in this Agreement, the antecedent of any personal pronoun shall be deemed to be only the next preceding proper noun or nouns, as appropriate for such pronoun. As used in this Agreement, any reference to any law, rule or regulation shall be deemed to include a reference to any amendments, revisions or successor provisions to such law, rule or regulation. References to knowledge of the Sellers in this Agreement shall mean the actual knowledge of the existence or non-existence of a fact by one of the Persons identified in Section 9.11 of the Seller Disclosure Schedule. References to knowledge of Purchaser in this Agreement shall mean the actual knowledge of the existence or non-existence of a fact by one of the Persons identified in Section 9.11 of the Purchaser Disclosure Schedule. For purposes of this Agreement, “Person” means an individual, partnership, corporation, association, joint stock company, trust, joint venture, limited liability company, unincorporated organization, Governmental Entity or other entity or organization.

Section 9.12 Assignment. This Agreement shall not be assignable by operation of law or otherwise.

Section 9.13 Adjustments to Purchase Price. All indemnification payments made pursuant to Article V or Article VII shall be treated as adjustments to the Purchase Price for all Tax purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties hereto as of the date first written above.

NISOURCE INC.

By:	/s/ MW O’Donnell
Name:	MW O’Donnell
Title:	EVP and CFO

BAY STATE GAS COMPANY

By:	/s/ Stephen H. Bryant
Name:	Stephen H. Bryant
Title:	President

UNITIL CORPORATION

By:	/s/ Robert G. Schoenberger
Name:	Robert G. Schoenberger
Title:	Chairman, CEO & President